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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 VIASOFT, INC.
                           (NAME OF SUBJECT COMPANY)

                                 VIASOFT, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  92552U-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          CATHERINE R. HARDWICK, ESQ.
                             3033 NORTH 44TH STREET
                                   SUITE 101
                               PHOENIX, AZ 85018
                                 (602) 952-0050
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                            WILLIAM M. HARDIN, ESQ.
                            RONDA R. BECKERLEG, ESQ.
                              OSBORN MALEDON, P.A.
                     2929 NORTH CENTRAL AVENUE, SUITE 2100
                          PHOENIX, ARIZONA 85012-2794
                                 (602) 640-9000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Viasoft, Inc., a Delaware corporation ("Viasoft" or the "Company"). The address of the principal executive offices of the Company is 3033 N. 44th Street, Suite 101, Phoenix, Arizona 85018. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or "Schedule 14D-9") relates is the Company's Common Stock, $0.001 par value ("Common Stock" or the "Shares"), including the associated Preferred Share Purchase Rights ("Rights") issued pursuant to the Rights Agreement ("Rights Plan") between the Company and Harris Trust and Savings Bank, as rights agent, dated as of April 20, 1998, as amended on July 14, 1999.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer by Compuware Corporation, a Michigan corporation ("Compuware"), and CV Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Compuware ("Purchaser") to purchase all of the outstanding Shares, including the associated Rights, held by the Company's shareholders at $9.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 22, 1999 (as amended or supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, the "Letter of Transmittal", which together with the Offer to Purchase, constitute the "Offer"). The Offer is more fully described below in Item 3 of this Schedule 14D-9 and in the Offer to Purchase and in a Tender Offer Statement on Schedule 14D-1 dated July 22, 1999 (the "Schedule 14D-1") filed by Compuware and Purchaser with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder.

     The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of July 14, 1999 (the "Merger Agreement"), by and among Compuware, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Compuware. At the effective time of the Merger (the "Effective Time"), each outstanding Share will be converted automatically into the right to receive the Offer Price, without interest (excluding Shares owned by the Company or any subsidiary of the Company or by Compuware, Purchaser or any subsidiary of Compuware immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by Company shareholders who properly elect to demand appraisal of their Shares under the DGCL (the "Dissenting Shares")). A copy of the press release issued by Viasoft and Compuware on July 15, 1999 is filed as Exhibit 2 hereto. The Merger Agreement, a copy of which is filed as Exhibit 4 hereto, is summarized in Item 3 of this Schedule 14D-9.

     The Schedule 14D-1 states that the address of the principal executive offices of Compuware and Purchaser is 31440 Northwestern Highway, Farmington Hills, Michigan 48334-2564.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, is set forth in Item 1 above. All information contained in this
Schedule 14D-9 concerning Purchaser or Compuware and their respective directors and executive officers, or actions or events with respect to any of them, was provided by Purchaser or Compuware, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

     (b)(1) Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates are described in the Information Statement dated July 22, 1999, included as Annex A to this Schedule 14D-9 and incorporated herein by reference. Certain additional
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arrangements with respect to the Company's equity incentive plans are described at pages 6 through 14 of the Company's definitive Proxy Statement, dated October 15, 1998. A copy of such portions of that proxy statement is filed as Exhibit 7 to this Schedule 14D-9 and such portions are incorporated herein by reference. The Information Statement is also being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 issued under the Exchange Act in connection with Compuware's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the shareholders of the Company.

     In considering the recommendations of the Board, the shareholders of the Company should be aware that certain members of the Board and certain of the Company's officers have interests in the Merger and the Offer which are described herein and in the Information Statement, which are in some respects different from the interests of the shareholders of the Company generally and which may involve certain conflicts of interest. For example, the consummation of the Offer and/or the Merger will accelerate the vesting of certain unvested stock options for certain officers and directors of the Company. Each of the members of the Board was aware of these potential conflicts and considered them along with the other factors described in Item 4(b) below in considering whether to approve the Offer and the Merger. Other such contracts, agreements, arrangements and understandings known to the Company are described below:

          Accelerated Vesting Of Unvested Stock Options. The consummation of the Offer and/or the Merger will constitute a "Change of Control" for purposes of certain unvested options to purchase Shares which were granted to directors and executive officers of the Company, resulting in acceleration of exercisability of such options under the terms of the options. In addition, the Merger Agreement provides that, following the Effective Time, each outstanding option to purchase Shares granted pursuant to the Company's option plans will be fully vested and entitle the optionee to receive the Merger Consideration (without interest) per Share subject to such option, resulting in acceleration of exercisability at that time of all unvested options granted to directors and executive officers of the Company. See "Employment Contracts and Change-in-Control Arrangements", "Board of Directors Compensation" and "Security Ownership of Certain Beneficial Owners and Management" contained in the Information Statement for information regarding the number of options that will become exercisable as a result of the consummation of the Offer and/or the Merger for each of the Company's directors and executive officers.

          Severance Plan. On July 14, 1999, the Board adopted the Viasoft, Inc. Change in Control Separation Plan ("Severance Plan"). The Severance Plan provides designated executive officers and other key employees with certain separation benefits if a Change in Control (as defined in the plan) occurs and (i) within nine months thereafter (60 days in the case of certain participants) (as applicable, the "Transition Period"), a participant's employment with the Company is terminated either by action of the Company without "Cause" or by the participant's resignation from employment for "Good Reason" (as defined in the plan) or (ii) a participant elects to resign at the end of the Transition Period. See "Employment Contracts and Change-in-Control Arrangements" contained in the Information Statement for additional information regarding the Severance Plan.

     (b)(2) Merger Agreement And Shareholder Tender And Voting Agreement.

     A copy of the Merger Agreement is filed as Exhibit 4 to this Statement. In connection with the Merger Agreement, the directors and executive officers of the Company have entered into a Shareholder Tender and Voting Agreement ("Shareholder Agreement") with Purchaser, a copy of which is filed as Exhibit 5 to this Statement. Certain portions of the Merger Agreement and the Shareholder Agreement are summarized in this Section. This summary is qualified in its entirety by reference to the Merger Agreement and the Shareholder Agreement themselves.

     The Offer. The Merger Agreement provides for the commencement of the Offer within five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept Shares tendered pursuant to the Offer for payment is subject to the satisfaction of the conditions described under "Conditions to the Offer" below. Purchaser and Compuware have agreed that no change in the Offer may be made without the Company's consent which decreases the price per Share payable in the Offer, reduces the minimum or maximum number of Shares to be purchased in the Offer, imposes
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conditions to the Offer in addition to those set forth under "Conditions to the
Offer" below, changes the form of consideration payable in the Offer, extends the expiration date of the Offer beyond five business days following the initial expiration of the Offer (unless, in Purchaser's reasonable judgment, it is reasonably likely that during such extension (not to exceed 20 days) any condition to the offer which is not satisfied as of the date of such extension will be satisfied), or amends any other material terms of the Offer in a manner materially adverse to the Company's shareholders.

     The Merger. The Merger Agreement provides that, following the Offer and upon the terms and subject to the conditions in the Merger Agreement and in accordance with Delaware law, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Compuware. Alternatively, Compuware may elect to merge the Company into Purchaser, with Purchaser continuing as the Surviving Corporation and a wholly-owned subsidiary of Compuware. In either case, upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Compuware or any other subsidiary of Compuware and any Shares which are held by shareholders who have complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares) shall be automatically converted into, and exchanged for, the right to receive a cash payment per Share equal to the Offer Price, without interest. Each stock option outstanding at the time of the Merger that was granted by the Company under the Company's Stock Option Plans (as defined in the Merger Agreement) will, following the Effective Time, be fully vested and entitle the optionee to receive the Merger Consideration (without interest) per Share subject to such option; provided, that any such option that is not duly exercised within thirty (30) days after the Effective Time will automatically expire. The Company's Employee Stock Purchase Plan will terminate when the Merger occurs (unless terminated before then in accordance with its terms). If terminated upon the Merger, the Company will cause a final purchase of Shares to be made under the plan on the last trading day before the Merger.

     Shareholder Approval. Under Delaware law, if Purchaser acquires at least 90% of the Company's then outstanding Shares of Common Stock, Purchaser will be able to approve the Merger without a vote of the Company's shareholders. If at least 90% of the outstanding Shares are tendered (as of the close of business on the last business day before the Offer expires), it is expected that Purchaser will cause the Merger to occur without a shareholder vote (assuming the other conditions for the Merger described below under "Conditions to the Merger" have been met).

     If following the expiration of the Offer Purchaser does not own at least 90% of the Company's outstanding shares of Common Stock, then shareholder approval of the Merger will be required. The Company has agreed that, in the event shareholder approval is required, then, as soon as practicable following the expiration of the Offer, the Company will call a meeting of its shareholders for the purpose of obtaining shareholder approval of the Merger, the Merger Agreement and any other actions contemplated by the Merger Agreement which require the approval of the Company's shareholders.

     Unless the Merger Agreement is terminated as described under "Termination" below, the Company's obligations to call and hold a shareholders meeting for the purpose of obtaining the requisite shareholder approval of the Merger will not be affected by the commencement of any competing takeover proposal (whether or not it is a superior proposal, as defined below) or by the withdrawal or modification of the Company's Board of Director's recommendation in favor of the Merger. See "Proxy Statement; Recommendation of Board of Directors" below.

     Shareholder Tender and Voting Agreement. Purchaser has entered into a Shareholder Tender and Voting Agreement with all directors and executive officers of the Company. These shareholders own, in the aggregate, approximately 356,434 Shares, constituting approximately 2.0% of all Shares outstanding on July 14, 1999. Under the agreement, each such shareholder agreed (i) to tender pursuant to the Offer all Shares currently owned or later acquired by the shareholder and not to withdraw such tender (subject to applicable law) unless and until the Merger Agreement is terminated in accordance with its terms, (ii) if the Offer is not consummated and if approval by the Company's shareholders of the Merger is sought, then, until

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termination of the Merger Agreement, to vote such Shares in favor of the Merger and against any competing proposal, merger, consolidation, sale of assets, reorganization or recapitalization, or any liquidation or winding up of the Company, (iii) not to sell, transfer, encumber, pledge, dispose of or grant an option with respect to such Shares until the earlier of termination of the Merger Agreement or the record date for the meeting at which shareholders of the Company are asked to vote on the Merger (other than pursuant to the Offer or with certain other exceptions) and (iv) from the consummation of the Offer to the closing of the Merger, not to exercise stock options for Shares or other rights to acquire capital stock of the Company.

     Proxy Statement; Recommendation of Board of Directors. The Merger Agreement provides that the Company will, if necessary, as soon as practicable following expiration of the Offer, file with the Securities and Exchange Commission under the Exchange Act, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Company's shareholders meeting and will use its best efforts to respond to any comments of the Commission and to cause the Proxy Statement to be mailed to shareholders of the Company as promptly as practicable after responding to all such comments to the satisfaction of the staff of the Commission. The Company has agreed, subject to applicable law (i) to recommend to the Company's shareholders, through the Company's Board of Directors, that the shareholders approve the Merger, the Merger Agreement and any related actions requiring shareholder approval, (ii) to include such recommendation in the Proxy Statement and (iii) that neither the Company's Board of Directors nor any committee of the board will withdraw or change (or propose or resolve to withdraw or change) in a manner adverse to Compuware, such recommendation. Notwithstanding the foregoing, the Company's Board of Directors may withhold, withdraw, amend or modify its recommendation in favor of the Merger Agreement, the Offer, the Merger or shareholder approval if all of the following occur:

          (i) a superior proposal (as defined below) is made to the Company and not withdrawn;

          (ii) the Company shall have notified Compuware in writing of the superior proposal, specifying all the material terms and conditions and identifying the person making the proposal;

          (iii) Compuware shall not have, within three business days after receipt of the above notice, made an offer that the Company's Board of Directors by majority vote determines in its good faith judgment, after consultation with its financial advisor, to be at least as favorable to the Company's shareholders as the superior proposal;

          (iv) the Company's Board of Directors concludes in good faith after consultation with qualified outside counsel, that the withholding, withdrawal, amendment or modification of such recommendation is required for the board to comply with its fiduciary duties to the Company's shareholders; and

          (v) the Company shall not have violated the no-solicitation provisions of the Merger Agreement (described below under "No Solicitation") or the provisions referred to herein with respect to shareholder approval.

The Company is required to give Compuware at least three business days' prior notice (or such lesser notice as the Company provides to the members of its Board of Directors but in no event less than 24 hours notice) of any meetings of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to determine whether any takeover proposal constitutes a "superior proposal." For the purposes of the Merger Agreement a "superior proposal" means an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions on terms and conditions that the Company's Board of Directors determines, in its reasonable judgment (after consultation with its financial advisor) to be more favorable to the Company's shareholders than the terms of the Merger: (i) a merger, consolidation, business combination, sale of assets or similar transaction involving the Company pursuant to which the Shares outstanding immediately before the transaction will represent less than 50% of the equity interests of the surviving or resulting entity or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger), directly or indirectly, of ownership of 100% of the outstanding shares of the Company's capital stock; however, an offer will not be considered a "superior proposal" if any financing required to consummate the proposed transaction is not committed and is not likely, in the reasonable judgment of the Company's

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Board of Directors (after consultation with its financial advisor) to be obtained on a timely basis. Nothing in the Merger Agreement prohibits the Company or its Board of Directors from taking and disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act.

     Compuware has agreed to cause all Shares purchased pursuant to the Offer and all other Shares owned by Purchaser or any other Compuware subsidiary to be voted in favor of the Merger.

     Directors. Upon consummation of the Offer, provided that Purchaser has purchased more than 50% of the then outstanding Shares, Purchaser may designate a number of persons to be elected or appointed to the Company's Board of Directors so that the percentage of board members designated by Purchaser (rounded up to the next whole number) is equal to the percentage of Shares purchased by Purchaser in connection with the Offer. Thereafter (until the Merger is consummated), the Company may not amend or terminate the Merger Agreement, extend or waive Purchaser's or Compuware's performance or obligations under the Merger Agreement or exercise or waive the Company's rights under the Merger Agreement without a concurrence of a majority of the directors then in office who are currently members of the Company's Board of Directors or who subsequently become members but are not designated by Purchaser.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed to carry on the business of the Company and its subsidiaries in the ordinary course and to use its reasonable efforts to preserve intact their current business organization, to keep available the services of their current officers and employees and to preserve relations with distributors, licensors, contractors, customers, suppliers, lenders, employees and others having business dealings with any of them. The Merger Agreement provides that, except as permitted by the terms of the Merger Agreement (or as set forth in a disclosure letter provided by Viasoft in connection with the Merger Agreement), neither the Company nor any subsidiary will do any of the following, without the prior written consent of Compuware:

          (i) declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock (other than by any wholly-owned subsidiary of the Company to its Compuware or, in the case of less than wholly-owned subsidiaries as required by agreements existing as of the Merger Agreement) or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock or purchase, redeem or otherwise acquire any shares of its capital stock or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of Shares, pursuant to the exercise of stock options outstanding under the Company's Stock Option Plans as of the date of the Merger Agreement and in accordance with their present terms, and pursuant to the Company's employee stock purchase plan;

          (iii) with certain exceptions, amend its articles of incorporation, by-laws or other charter documents;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its subsidiaries as a whole except purchases of inventory in the ordinary course of business consistent with past practice;

          (v) sell, lease, license, mortgage or otherwise encumber or subject to any pledge, claim, charge, encumbrance, security interest or lien or otherwise dispose of any of its properties or assets (including intellectual property) except in the ordinary course of business consistent with past practice;

          (vi) incur any indebtedness for borrowed money or draw down on any credit facility or arrangement or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or rights to

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     acquire debt securities, or guarantee any debt securities of others, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or make any loans, advances or capital contributions to, or investments in, any other person, other than any subsidiary of the Company;

          (vii) make or agree to make any new capital expenditure(s) which individually is in excess of $100,000 or which in the aggregate are in excess of $500,000;

          (viii) make any material tax election or settle or compromise any income or franchise tax liability;

          (ix) with certain exceptions, pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or notes thereto) of the Company included in documents filed with the Securities and Exchange Commission or incurred since the date of such financial statements in the ordinary course of business consistent with past practice in accordance with the terms of the Merger Agreement;

          (x) except as expressly contemplated by the Merger Agreement, waive, release or assign any rights or claims under any contract or agreement binding on the Company or any subsidiary, or, except as expressly contemplated by the Merger Agreement or in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any contract or agreement binding on the Company or any subsidiary, or, in any event, enter into any contract or agreement binding on the Company or any subsidiary which would be in conflict with the Merger Agreement or the transactions contemplated therein;

          (xi) with certain exceptions, terminate or lay off more than five employees other than for cause consistent with past practice;

          (xii) with certain exceptions, adopt or amend in any material respect any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of or authorize cash payments in exchange for any stock options or otherwise alter or commit to any compensation, benefit or severance arrangement for or with any officer or employee of the Company or enter into any related or interested party transaction;

          (xiii) with certain exceptions, grant or provide any severance or termination pay as to any officer or employee (except payments pursuant to written plans or arrangements outstanding of the date of the Merger Agreement and disclosed in connection therewith);

          (xiv) take any actions (including seeking any corporate approvals) directed toward seeking to liquidate or dissolve the Company or to take advantage of bankruptcy or any other creditor protection laws or that would or are reasonably likely to render the Company insolvent or to cause it to become involved in bankruptcy proceedings, including soliciting creditor arrangements or moratoria;

          (xv) except as disclosed in connection with the Merger Agreement, institute any litigation or other proceeding;

          (xvi) take any action that might cause or constitute a breach of any representation or warranty made by the Company in the Merger Agreement;

          (xvii) other than the Rights Plan, enter into any "rights agreement," "poison pill" or similar plan, agreement or any arrangement or take or permit any other action that could affect the capitalization of

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     the Company or the issuance of capital stock by the Company which would be triggered by the Offer, the Merger, the Merger Agreement or any transaction contemplated thereby; or

          (xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

     Further, the Company and Compuware have agreed not to, and not to permit any of their respective subsidiaries to, knowingly and willfully, take deliberate action (i) that would cause any of their representations and warranties set forth in the Merger Agreement to become untrue in such a manner, with respect to the Company, as would have a Material Adverse Effect or to become untrue, with respect to Compuware, in any material respect as of the date when made, or (ii) that would cause any of the conditions to the Offer or to the Merger not being satisfied (subject to the Company's right to take action consistent with the provisions described below in "No Solicitation"). "Material Adverse Change" or "Material Adverse Effect" with respect to the Company means any change or effect that is or would be materially adverse to the Company and its subsidiaries, taken as a whole, taking into account the business, properties, assets, employees, financial condition or results of operations of the Company and its subsidiaries, excluding those changes, effects and developments that directly result from the announcement of the Offer or the Merger, any act or omission of Compuware or Purchaser, general economic conditions or conditions generally affecting the industry in which the Company competes (provided that such conditions do not adversely affect the Company disproportionately). In any litigation regarding this definition where the principal change or effect at issue involves the termination for any reason of the employees of the Company or any of its subsidiaries, the Company will have the burden of proving by clear and convincing evidence that the adverse effect in question directly resulted from announcement of the Offer or the Merger or an act or omission of Compuware or Purchaser.

     No Solicitation. The Company has agreed that, until the earlier of the closing of the Merger or termination of the Merger Agreement in accordance with its terms, the Company will not itself, nor permit any of its subsidiaries to, and will not authorize or permit any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other adviser or representative of the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage submission of any "takeover proposals" (as defined below), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public Company information with respect to, or enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal, except as set forth below. Under the Merger Agreement, a "Takeover Proposal" means any offer or proposal relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving (i) any acquisition from the Company by any person or group of more than a 10% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that would result in any person or group owning more than such 10% interest or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the shareholders of the Company immediately before the transactions hold less than 90% of the equity interest of the surviving or resulting entity; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the Company's assets; or (iii) any liquidation or dissolution of the Company. The Company has also agreed that the Company, its subsidiaries, officers, directors, employees, investment bankers, attorneys and other agents and representatives will immediately cease any existing activities, discussions or negotiations with any parties conducted previously regarding a takeover proposal.

     In addition, the Company has agreed to promptly advise Compuware orally and in writing of any request for information, takeover proposal, or inquiry with respect to or which is expected to lead to any takeover proposal, the material terms and conditions thereof, and the identity of the person making such request, takeover proposal or inquiry.

     Notwithstanding the foregoing, the Merger Agreement provides that the Company is not prohibited from furnishing non-public information regarding the Company and its subsidiaries to, or entering into discussions or negotiations with, any person or group who has submitted (and not withdrawn) to the Company an unsolicited, written, bona fide takeover proposal that the Company's Board of Directors reasonably concludes

(after consultation with its financial advisor) may constitute a superior proposal (as defined above) provided that (i) neither the Company nor any representative of the Company and its subsidiaries have violated the non solicitation provisions of the Merger Agreement, (ii) the Company's Board of Directors concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Company's Board of Directors to comply with its fiduciary obligations to the Company's shareholders under applicable law, (iii) the Company gives Compuware prior written notice of the identity of the person or group in question, of all of the material terms and conditions of the takeover proposal and of the Company's intention to furnish information to or enter into discussions or negotiations with that person or group, (iv) the Company has obtained a signed confidentiality agreement from the person or group containing terms at least as restrictive as the Company's confidentiality agreement with Compuware and (v) contemporaneously with furnishing any information to the person or group, the Company furnishes the same information to Compuware (unless it has previously done so).

     Access. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger is consummated, the Company will, and will cause its subsidiaries to, afford Compuware with reasonable access during normal business hours to their properties, books, contracts, commitments, personnel and records and shall furnish or promptly make available to Compuware a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and all other information concerning its business, properties and personnel as Compuware may reasonably request. Compuware has agreed that, except as required by law or the rules and regulations of the Nasdaq National Market, Compuware will hold, and will cause its officers, employees, representatives and affiliates to hold, in confidence any confidential information in accordance with the Confidentiality Agreement (described under "Confidentiality Agreement" below).

     Indemnification; Shareholder Litigation. Compuware has agreed to fulfill and honor, and cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and any of its subsidiaries and their respective directors and officers existing prior to the Merger Agreement. From and after the Merger, such obligations will be the joint and several obligations of Compuware and the Surviving Corporation, and Compuware will assume such obligations. Notwithstanding the foregoing, Compuware and Purchaser will have no obligation to indemnify the Company, any subsidiary or any of their respective directors and officers in respect of claims, liabilities or damages arising out of a breach knowingly and willfully caused by the indemnified party of a representation or covenant made by the Company in the Merger Agreement. Compuware has agreed to cause the Company's current directors' and officers' insurance and indemnification policy or alternative coverage to be maintained for a period of not less than two years after the Merger, so long as the annual premium therefor would not be in excess of 150% of the amount per annum paid by the Company for such coverage in its last fiscal year prior to the Merger. The certificate of incorporation and bylaws of the Surviving Corporation will contain the same provisions with respect to indemnification and elimination of liability for monetary damages as are set forth in the articles of incorporation and bylaws of the Company, which provisions will not be amended, repealed or otherwise modified after the Merger in any manner that would adversely affect the rights of the individuals who, on the date of the Merger Agreement or at any time from that date to the date of the Merger, were directors, officers, employees or agents of the Company or its subsidiaries, unless required by law.

     The indemnification and exculpation obligations described above will survive the termination of the Merger Agreement and the consummation of the Merger and will be binding on all successors and assigns of Compuware or the Surviving Corporation. If Compuware, the Surviving Corporation or any of their successors or assigns consolidates with or merges into any other person and is not the surviving corporation, then proper provision must be made so that the successors or assigns assume the obligations described above.

     If any shareholder litigation is brought against the Company and its directors and officers relating to any of the transactions contemplated by the Merger Agreement, then (i) until the purchase of Shares pursuant to the Offer is consummated, the Company will give Compuware the opportunity to participate in the defense or settlement of the litigation and (ii) thereafter, the Company will give Compuware the opportunity to direct the defense of the litigation (in which case, Compuware will give the Company and its directors and officers the opportunity to participate in the litigation). No settlement of such litigation may be made without

Compuware's consent, which will not be unreasonably withheld. No settlement of such litigation requiring payment by an officer, director or other representative will be agreed upon without such person's consent.

     Reasonable Efforts, Notification. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to use its reasonable efforts to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Among other things, the Merger Agreement specifies the following actions: (i) obtaining all necessary consents, approvals, waivers, actions and nonactions from any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary waivers, consents and approvals from third parties, (iii) defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. In particular, the Company has agreed that the Company and its Board of Directors will to take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement. Further, the Company has agreed that if any state takeover statute or similar statute or regulation becomes applicable to such transactions, it and its Board of Directors will take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on such transactions.

     Each of the Company and Compuware is obligated to give prompt notice to the other of any material representation or warranty made by it in the Merger Agreement or the failure to comply with or satisfy in any material respect any covenant, condition or agreement under the Merger Agreement.

     Rights To Receive Shares. The Merger Agreement provides that each right to receive Shares other than (i) the Rights, (ii) the terms of securities convertible into or exercisable for Shares which provide otherwise, or (iii) as otherwise provided in the Merger Agreement, is automatically converted, upon the Merger, into the right to receive from the Company a cash payment equal to the Offer Price per Share, without interest.

     Expenses. Each party to the Merger Agreement will bear its own expenses in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, whether or not the Offer is consummated except that (i) if the Merger Agreement is terminated by Compuware in certain circumstances, the Company will pay all reasonable legal, accounting and investment banking fees and expenses incurred by Compuware up to $500,000 and
(ii) if the agreement is terminated by the Company in certain circumstances, Compuware will pay all reasonable legal, accounting and investment banking fees and expenses incurred by the Company up to $500,000. See "Termination" below.

     Representations And Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to the Company's organization and capitalization, authority and enforceability, absence of conflicts, required filings and consents, SEC documents and financial statements, the absence of certain changes or events concerning the Company's business, the Company's intellectual property, litigation, employee benefit plans, taxes, compliance with applicable laws, environmental matters, applicability of state takeover laws, brokers, material contracts and agreements, real property and leases, labor matters, customer relationships and obligations, and product and service quality.

     Conditions To The Merger.

     (i) Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the closing of the Merger of the following conditions:

          (a) if required by applicable law, the Merger shall have been approved by the requisite vote of the shareholders of the Company;

          (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall have expired or been terminated; and

          (c) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or executive order shall be in effect which would (1) make the acquisition or holding by Compuware or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (2) prohibit Compuware's or Purchaser's ownership or operation of, or compel Compuware or Purchaser to dispose of or hold separate, all or a material portion of the business or assets of Purchaser, the Company or any subsidiary thereof, (3) compel Compuware, Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of Compuware or any of its subsidiaries or the Company or any of its subsidiaries, (4) impose material limitations on the ability of Compuware or Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (5) impose any material condition to the Merger Agreement or the Merger, which would be adverse to Compuware.

     (ii) In addition, the obligations of Compuware and Purchaser to effect the Merger are further subject to:

          (a) the accuracy of the Company's representations and warranties in the Merger Agreement in all material respects as of the closing date of the Merger;

          (b) the performance in all material respects by the Company of each of its covenants and obligations under the Merger Agreement;

          (c) the absence of a Material Adverse Change in the Company or an event that is reasonably likely to result in a Material Adverse Effect to the Company;

          (d) the absence of any pending or overtly threatened suit, action or proceeding brought by any Governmental Entity (or recommended by the staff of the Federal Trade Commission (the "FTC"), or the Antitrust Division of the Department of Justice by any shareholder (but only if Compuware deems such shareholder suit, action or proceeding to have a reasonable likelihood of success) or by any other person, directly or indirectly, (1) challenging Compuware's or Purchaser's acquisition of Shares, seeking to restrain or prohibit consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement or alleging that such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Company's directors or a breach of the securities laws or corporate law, (2) seeking to prohibit or limit the Company's, Compuware's or Purchaser's ownership of a material portion of the business or assets of the Company and its subsidiaries or of Compuware and its subsidiaries or to compel the Company or Compuware to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Compuware and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (3) seeking to impose material limitations on the ability of Purchaser or Compuware to acquire, hold or exercise full ownership rights of all the Shares purchased in the Offer, (4) seeking to prohibit Compuware or any of its subsidiaries from effectively managing or controlling in any material respect the business or operations of the Company and its subsidiaries or (5) seeking to impose a material condition on the Offer, the Merger or the Merger Agreement which would be adverse to Compuware; and

          (e) all third party consents needed to avoid causing a Material Adverse Effect on the Company having been obtained.

Notwithstanding the foregoing, the only conditions to Compuware's and Purchaser's obligation to effect the Merger by means of a short-form merger if Purchaser owns at least 90% of the Company's then outstanding Shares and no approval is required of the Company's shareholders would be the conditions set forth in (i)(b) and (i)(c) above.

     (iii) In addition to the conditions to each party's obligation described above, the obligation of the Company to effect the Merger is further subject to:

          (a) the accuracy of Compuware's and Purchaser's representations and warranties in the Merger Agreement in all material respects as of the closing date of the Merger; and

          (b) the performance in all material respects by Compuware and Purchaser of each of their respective covenants and obligations under the Merger Agreement.

     Termination. The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the closing of the Merger:

          (i) by mutual written consent of Compuware and the Company (duly authorized by their respective Boards of Directors);

          (ii) by Compuware or the Company (a) if the Merger is not consummated on or before January 31, 2000 (except that a party may not terminate the Merger Agreement on this basis if that party's action or failure to act is a principal cause of, or resulting in the failure of, the Merger to occur on or before January 31, 2000 and such action or failure to act constitutes a breach of the Merger Agreement, (b) if any Governmental Entity shall have taken any action permanently enjoining, restraining or otherwise prohibiting the Merger and such action shall have become final and nonappealable or (c) if any required approval of the Company's shareholders is not obtained due to the failure to obtain the required vote at a duly convened shareholders meeting (except that the Company may not terminate the Merger Agreement on this basis if the failure to obtain such shareholder approval is caused by the Company's action or failure to act in breach of the Merger Agreement or by a breach of the Shareholder Tender and Voting Agreement by any party thereto other than Compuware),

          (iii) by Compuware if (a) the Company's Board of Directors or any committee thereof shall have failed to recommend either the Offer or the approval by the Company's shareholders of the Merger or the Merger Agreement or shall have failed to reaffirm such recommendation within two business days after being requested to do so or shall have withdrawn or modified such recommendation (or resolved to do so) in a manner adverse to Compuware or Compuware, (b) the Company's Board of Directors or a committee thereof shall have recommended another takeover proposal (or resolved to do so), (c) the Company shall have entered into a letter of intent, agreement or commitment with respect to a takeover proposal (or the Company's Board of Directors or a committee thereof shall have resolved to do so) or (d) a tender offer or exchange offer for securities of the Company shall have been commenced (by a person unaffiliated with Compuware) and the Company shall not have sent a statement to its shareholders (pursuant to Rule 14e-2 under the Exchange Act) within ten business days disclosing that the Company recommends rejection of that offer;

          (iv) by Compuware, if any of the Company's representations and warranties in the Merger Agreement are not true in any material respect as of the date of the Merger Agreement or thereafter or if the Company shall have breached or failed to perform in any material respect any obligation, agreement or covenant, except that if any such breach or failure (other than a breach of the non solicitation provisions of the Merger Agreement, the provisions regarding obtaining shareholder approval, or any other breach that has caused irreparable harm, which may not be cured) is curable by the Company through reasonable efforts, then Compuware may not terminate the Merger Agreement under this subparagraph unless the matter has not been cured within ten business days after Compuware has given written notice of the breach or failure to the Company;

          (v) by the Company, if any of Compuware's representations and warranties in the Merger Agreement are not true in any material respect as of the date of the Merger Agreement or thereafter or if

     Purchaser or Compuware shall have breached or failed to perform in any material respect any obligation, agreement or covenant, except that if any such breach or failure (other than a breach that caused irreparable harm, which may not be cured) is curable by Purchaser or Compuware through reasonable efforts, then the Company may not terminate the Merger Agreement under this subparagraph unless the matter has not been cured within ten business days after the Company has given written notice of the breach or failure to Purchaser and Compuware;

          (vi) by the Company, if the Board of Directors of Viasoft shall have withheld, withdrawn, modified or amended its recommendation in favor of the Merger Agreement, the Offer, the Merger or the approval of the Company's shareholders as permitted under the Merger Agreement and shall have authorized the Company to enter into an agreement with a third party with respect to a superior proposal; or

          (vii) by the Company, if (a) Compuware or Purchaser shall have failed to commence the Offer on or prior to 5 business days following the date of the initial public announcement of the Offer or shall have terminated the Offer, or (b) the Offer expires without Compuware or Purchaser purchasing Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement under the preceding clauses (a) or (b) if the Company is then in material breach of the Merger Agreement.

     If the Merger Agreement is terminated in accordance with the above provisions, then no party will have any liability to the others under the agreement except as indicated below:

          (A) If termination results from a party's breach of its representations, warranties, covenants or agreements in the Merger Agreement, the breaching party may be liable for damages for such breach;

          (B) If the Merger Agreement is terminated by Compuware as a result of any of the events described in (iii) above, or by the Company as a result of any of the events described in (vi) above (in both cases regarding certain action or inaction by the Company's Board of Directors or a committee thereof), the Company must pay Compuware within two business days after such termination a $5,500,000 fee;

          (C) If (a) the Merger Agreement is terminated (x) by Compuware because the January 31, 2000 deadline referred to in (ii)(a) above is not met, (y) by Compuware because any of the Company's representations and warranties are untrue, or because of a breach or failure of the Company to perform, as described in (iv) above, or (z) by Compuware or the Company because the required shareholder approval is not obtained as provided in (ii)(c) above, and (b) before the termination a third party has publicly announced a takeover proposal which, if consummated, would constitute an Acquisition Event (as defined below), and (c) within 12 months after the termination, an Acquisition Event is consummated or the Company enters into an agreement for an Acquisition Event, then the Company will be required to pay Compuware a $5,500,000 fee; provided, however, that the fee would be reduced to $2,000,000 if the Acquisition Event provides for consideration per Share less than Compuware's Offer Price but more than $6 11/32 (the closing price per Share on the last trading day before the public announcement of the signing of the Merger Agreement); and, provided, further, that if the Acquisition Event provides for consideration per Share equal to or less than $6 11/32, no fee will be payable. For the purposes of the Merger Agreement, an "Acquisition Event" means (1) a merger or other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the Company's shareholders immediately before the transaction hold less than 50% of the aggregate equity interest of the surviving corporation, (2) a sale of assets representing more than 50% of fair market value of the Company's business or (3) the acquisition by any person or group, directly or indirectly, of beneficial ownership or a right to acquire such ownership of shares representing more than 50% of the voting power of the Company's outstanding capital stock.

          (D) If the Merger Agreement is terminated by Compuware as a result of any of the events described in (iii) above, or because any of the Company's representations and warranties are untrue or because of a breach or failure of the Company to perform its agreements therein as described in (iv) above, then the Company must pay promptly Compuware's reasonable legal, accounting and investment banking fees up to $500,000.

          (E) If the Merger Agreement is terminated by the Company because any of Compuware's representations or warranties are untrue or because of a breach or failure of Purchaser or Compuware to perform their agreements therein, as described in (v) above, then Compuware must pay promptly the Company's reasonable legal, accounting and investment banking fees up to $500,000.

     Termination of the Merger Agreement will not affect the parties' respective obligations under the Confidentiality Agreement described below as to certain information provided in connection with the matters referred to herein.

     Amendment And Waiver. The Merger Agreement may be amended at any time without the approval of the Company's shareholders, unless such approval is required by law. The Merger Agreement may be amended only by a written instrument signed by each of the parties.

     Before the Merger, the parties may extend the time for the performance of any party's obligations under the Merger Agreement, may waive any inaccuracies in the representations or warranties in the Merger Agreement or in any document delivered in connection with that agreement and, subject to any shareholder approval required by law, may waive compliance with any covenant or condition in that agreement. Any such extension or waiver by a party must be set forth in a written instrument signed by that party.

     Post Merger Employment Benefits. Employees of the Company who become employed by Compuware or any subsidiary thereof after the Merger will become eligible to participate in the same standard employee benefit plans as are generally available to similarly situated Compuware employees and will receive credit for all service with the Company for the purposes of any "employee benefit plan" (as defined in Section 3(3) of ERISA). The Company may, if requested to do so by Compuware and to the extent permitted by law, terminate its employee plans immediately prior to the Merger. Promptly following the Merger, Compuware will evaluate, in light of the equity incentive compensation provided to similarly situated employees of Compuware, the equity incentive compensation of Company employees who become employees of Compuware or any of its subsidiaries after the Merger. If deemed appropriate by Compuware in its sole discretion, Compuware will make grants of equity incentive compensation to those employees.

     Dividends And Distributions. The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Merger, without the prior written consent of Compuware, declare or pay any dividends on or make any other distributions in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

     Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer or the Merger Agreement, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer (subject to certain limitations), Purchaser will not be required to accept for payment, purchase or pay for (subject to the rules of the Securities and Exchange Commission, including Rule 14e-1(c) under the Exchange Act, which applies to Purchaser's obligation to pay for or return tendered Shares) any Shares tendered pursuant to the Offer unless more than 50% of the Shares outstanding, on a fully diluted basis, at the close of business on the business day immediately preceding the day on which the Offer expires or terminates have been validly tendered and not withdrawn and any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer has expired or been terminated.

     In addition, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment (subject to the Securities and Exchange Commission's rules) and pay for any Shares not theretofore accepted for payment and paid for, and may terminate or amend the Offer, or if, upon the scheduled expiration date of the Offer (as extended, if applicable), and before acceptance of the Shares for payment or payment therefor, any of the following conditions exists and is continuing:

          (i) there shall be pending any suit, action or proceeding brought by or on behalf of any Governmental Entity (or the staff of the FTC or the Antitrust Division of the Department of Justice shall have recommended the commencement of such), any shareholder of the Company or any other person or party (but only if such shareholder suit, action or proceeding is deemed by Compuware to have a reasonable likelihood of success), directly or indirectly, (a) challenging the acquisition by Compuware or Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Company's directors or a violation of federal securities law or applicable corporate law, (b) seeking to prohibit or limit the ownership or operation by the Company, Compuware or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Compuware and its subsidiaries, taken as a whole, or to compel the Company or Compuware to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Compuware and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (c) seeking to impose material limitations on the ability of Compuware or Purchaser to acquire or hold, or to exercise full rights of ownership of, any of the Shares accepted for payment pursuant to the Offer, (including without limitation the right to vote any such Shares on all matters properly presented to the shareholders of the Company), (d) seeking to prohibit Compuware or any of its subsidiaries from effectively managing or controlling in any material respect the business or operations of the Company and its subsidiaries taken as a whole or (e) seeking to impose a material condition to the Offer, the Merger Agreement or the Merger which would be materially adverse to Compuware;

          (ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court (other than the applicable waiting period under the HSR Act referred to above) that is reasonably likely to result in any of the consequences referred to in (a) through (e) of paragraph (i) above; or

          (iii) there shall have occurred any Material Adverse Change (as defined above) in the Company and its subsidiaries taken as a whole or any event that is reasonably likely to result in a Material Adverse Effect (as defined above) in the Company and its subsidiaries taken as a whole;

          (iv) (a) the Company's Board of Directors or any committee of the Board shall have failed to recommend either the Offer or the approval by the Company's shareholders of the Merger or the Merger Agreement or shall have failed to reaffirm such recommendation within two business days after being requested to do so or shall have withdrawn or modified such recommendation (or resolved to do so) in a manner adverse to Compuware or Purchaser, (b) the Company's Board of Directors or a committee of the Board shall have recommended another takeover proposal (or resolved to do so),
     (c) the Company shall have entered into a letter of intent, agreement or commitment with respect to a takeover proposal (or the Company's Board of Directors or a committee of the Board of Directors shall have resolved to do so) or (d) a tender offer or exchange offer or securities of the Company shall have been commenced (by a person unaffiliated with Compuware) and the Company shall not have sent a statement to its securityholders (pursuant to Rule 14e-2 under the Exchange Act) within ten business days disclosing that the Company recommends rejection of that offer;

          (v) any representation or warranty of the Company in the Merger Agreement shall have failed to be true and correct, in any material respect, as of the date of the Merger Agreement or shall have ceased to be true and correct in any material respect at any time thereafter; or

          (vi) the Company shall have breached, or failed to perform, in any material respect, any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it, except that, if any such breach or failure (other than a breach of the non-solicitation provisions or the provisions for obtaining shareholder approval referred to above or any other breach that has caused irreparable harm, which may not be cured) is curable by the Company through the exercise of reasonable efforts, then Compuware may not terminate the Offer until ten business days after Compuware or Purchaser has given written notice thereof to the Company and unless at such time the matter has not been cured;

          (vii) the Merger Agreement shall have been terminated in accordance with its terms;

          (viii) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market,
     (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (c) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, (d) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (e) in the case of any of the situations described in clauses (a) through (d) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof;

          (ix) any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act), other than Purchaser, any of its affiliates or any group of which any of them is a member, (a) shall have acquired beneficial ownership of more than 10% of the outstanding Shares (unless Purchaser acquires more than 50% of the Shares outstanding at the expiration or termination of the Offer, as provided above); (b) shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (c) shall have otherwise announced a tender offer with respect to Shares of Company Common Stock (unless Purchaser acquires more than 50% of the Shares outstanding at the expiration or termination of the Offer, as provided above);

          (x) any bankruptcy proceedings shall have been instituted with respect to the Company and not dismissed;

          (xi) any third party consents which if not obtained would have a Material Adverse Effect on the Company shall not have been obtained;

which, with respect to each condition listed in (i) through (xi) above, in the sole judgment of Purchaser or Compuware, and regardless of the circumstances giving rise to any such condition (other than any action or inaction by Compuware or any of its subsidiaries which constitutes a breach of the Merger Agreement), makes it inadvisable to proceed with acceptance of the tendered Shares for payment or payment therefor.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Compuware, Purchaser and their affiliates and may be asserted by Compuware or Purchaser regardless of the circumstances giving rise to such condition (other than any action or inaction by Compuware or any of its subsidiaries which constitutes a breach of the Merger Agreement) and may be waived (except for the Minimum Tender Condition) by Compuware or Purchaser in whole or in part at any time and from time to time in the sole discretion of Compuware or Purchaser. The failure by Compuware or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver of any such rights with respect to other facts and circumstances; and each right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     (b)(3) Confidentiality Agreement.

     On June 2, 1999, the Company and Compuware entered into a Confidentiality Agreement ("Confidentiality Agreement"), a copy of which is filed as Exhibit 8 to this Statement. Certain portions of the Confidentiality Agreement are summarized in this Section. This summary is qualified in its entirety by reference to the Confidentiality Agreement itself.

     Pursuant to the Confidentiality Agreement, the Company and Compuware agreed to provide among other things, for the confidential treatment of their discussions regarding a possible transaction and the exchange of certain confidential information concerning the Company and Compuware. The Confidentiality Agreement also provides that for a period of two years neither Viasoft nor Compuware will solicit for employment any employee of the other party who became known to Viasoft or Compuware, as the case may be, in connection with consideration of a possible transaction. The Confidentiality Agreement further provides that, for a period of one year from the date thereof, neither the Company nor Compuware (nor any of their respective affiliates) will, without the prior written consent of the other party, (i) acquire or offer or agree to acquire, directly or indirectly, any voting securities or assets of the other party or its subsidiaries or certain affiliates, (ii) make or in any way seek to participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to voting, any securities of the other party, (iii) form, join or participate in a group with respect to any voting of the other party's securities, (iv) otherwise act or seek to control or influence the management, board of directors or policies of the other party, (v) make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving the other party or its securities or assets, (vi) take any action that might require the other party to make a public announcement regarding the possibility of a business combination or merger, or
(vii) request the other party to amend or waive any of the foregoing provisions.

     (b)(4) Rights Plan Amendment.

     Prior to the execution and delivery of the Merger Agreement, the Company's Board of Directors approved an Amendment dated as of July 14, 1999 to the Rights Agreement between the Company and Harris Trust and Savings Bank, as rights agent ("Rights Plan Amendment"), a copy of which is filed as Exhibit 9 to this Statement. Certain portions of the Rights Plan Amendment are summarized in this Section. This summary is qualified in its entirety by reference to the Rights Plan Amendment itself.

     The Rights Plans Amendment provides, among other things, that no person shall be or become an Acquiring Person (as defined in the Rights Plan) by reason of the execution and delivery of the Merger Agreement, the Shareholder Agreement or any amendment thereto, or any purchase of Shares pursuant to the Offer. The Rights Plan Amendment also provides that the time period during which Rights may be exercised by the registered holder thereof following the Distribution Date (as defined in the Rights Plan) will expire on the earliest of (i) the earlier of (1) the consummation of the Offer or (2) the close of business on the Final Expiration Date (as defined in the Rights Plan), or (ii) the time at which the right to exercise the Rights otherwise terminates pursuant to the Rights Plan. The Rights Plan Amendment further provides that a Shares Acquisition Date (as defined in the Rights Plan) shall not be deemed to have occurred solely by reason of the public announcement, public disclosure, execution and delivery or amendment of the Offer, the Merger, the Merger Agreement or the Shareholder Agreement and the transactions contemplated thereby.

     (b)(5) Indemnification of Directors and Officers.

     Article IX of the Company's Restated Certificate of Incorporation provides that the Company shall indemnify directors, officers, and their legal representatives to the fullest extent permitted by the DGCL. The DGCL contains an extensive indemnification provision which permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In suits by or in the right of a corporation, only expenses and not judgments, fine, and amounts paid in settlement may be indemnified against. In addition, if the director or officer has been adjudged to be liable to the corporation in such a suit, indemnification of expenses must be approved by a court. Article IX of the Restated Certificate of Incorporation also provides that the Company may, in its discretion, indemnify employees and agents in circumstances where indemnification is not required by law.

     Article VII of the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty. However, this provision does not eliminate or limit the liability of a director for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of dividends or distributions or the redemption or purchase of the Company's shares of stock in violation of the DGCL, or for any transaction from which the director derives an improper personal benefit. This provision does not affect any liability of a director or officer under federal securities laws.

     The Company currently maintains directors' and officers' liability insurance ("D&O Insurance") with a policy limit of $10,000,000 and an excess policy limit of $5,000,000. Under these policies, the Company pays a deductible amount of up to $200,000 per claim. In addition, the Company has entered into an indemnification agreement with each of its non-employee directors ("Indemnification Agreement") under which the Company has indemnified each of them against expenses and losses incurred for claims brought against them to the extent that either the Company does not have D&O Insurance in place at the time or the claim is not covered by the Company's D&O Insurance policy. Under the Indemnification Agreements, the Company is not obligated to indemnify the director for expenses or losses in connection with claims ("Excluded Claims") which have been determined by final adjudication to be: (i) based on the director gaining any unentitled personal profit or advantage, (ii) for the return of illegal remuneration, (iii) for an accounting of profits made from the director's purchase or sale of the Company's securities within the meaning of
Section 16 of the Exchange Act or similar state laws, (iv) resulting from the director's knowingly fraudulent, dishonest, or willful misconduct, (v) based on a payment which is not permitted by applicable law, (vi) claims as to which the director shall have been adjudged liable to the Company, unless the court determines that the director is fairly and reasonably entitled to indemnification, or (vii) claims, the payment of which would exceed the maximum amount permitted by law to be paid as indemnification. Under the Indemnification Agreements, the directors each agree to reimburse the Company for amounts paid to them in the event that a final adjudication determines that the claim is either an Excluded Claim or the director is not otherwise entitled to payment under the Indemnification Agreement.

     The Merger Agreement includes certain agreements by Compuware with respect to continuation of indemnification and D&O Insurance, as summarized under "Indemnification; Shareholder Litigation" in item 3(b)(2) above.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board. At a meeting on July 14, 1999, the Board unanimously approved the Merger Agreement and transactions contemplated thereby and unanimously determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its shareholders. The Board unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, approve and adopt the Merger Agreement and approve the Merger. At the July 14, 1999 meeting, Broadview International LLC ("Broadview") delivered its written opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the consideration to be received by holders of Shares (other than Compuware and its affiliates) pursuant to the Offer and the Merger was fair to such shareholders from a financial point of view (the "Fairness Opinion"). The Board relied in part on the Fairness Opinion in making its recommendations to accept the Offer and approve the Merger. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached hereto as Annex B and is incorporated herein by reference. Such opinion was directed to the Board of Directors of the Company in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness from a financial point of view as of its date of the consideration to be received by the holders of Shares (other than Compuware and its affiliates) pursuant to the Offer and the Merger. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT SHAREHOLDERS SHOULD TENDER THEIR SHARES IN THE OFFER OR, IF A SHAREHOLDER VOTE IS REQUIRED, HOW SUCH SHAREHOLDERS SHOULD VOTE ON THE MERGER OR ANY MATTER RELATED THERETO. HOLDERS OF SHARES ARE ENCOURAGED TO READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY.

     (b)(1) Background of the Offer. In February 1998, Viasoft engaged an investment banking firm to identify potential candidates for a strategic acquisition by Viasoft. At that time, the investment banking firm suggested that Viasoft also consider other strategic alternatives, including a possible acquisition of Viasoft by another company. In addition to contacting potential candidates for a strategic acquisition by Viasoft, the investment banking firm contacted Compuware regarding its potential interest in a transaction with Viasoft. On March 6, 1998, Messrs. Steven D. Whiteman, President and CEO, Kevin M. Hickey, then Executive Vice President and Chief of Operations, and Jean-Luc G. Valente, then Senior Vice President, Marketing, met with Messrs. Joseph A. Nathan, Compuware President and Chief Operating Officer, and Eliot R. Stark, Compuware Executive Vice President, at the offices of Compuware. During this meeting, the participants held a general discussion of Viasoft's current operations and strategic direction and the possibility of a business combination. Following the meeting, no further discussions were pursued at that time.

     In late June 1998, Mr. Hickey contacted Mr. Nathan about an unrelated business matter and during that discussion, Mr. Nathan expressed interest in meeting with Viasoft to reconsider whether a possible business combination would be in the interest of both companies. On July 10, 1998, the Viasoft Board reviewed these developments and authorized management to proceed with preliminary discussions to identify possible alternatives.

     On July 13, 1998, Viasoft and Compuware entered into a confidentiality agreement containing terms and conditions substantially similar to the Confidentiality Agreement and Messrs. Hickey and Mark R. Schonau, Senior Vice President, Finance & Administration and Chief Financial Officer, met with Messrs. Nathan and Stark at the offices of Compuware to provide information about Viasoft's operations and discuss potential synergies between the two companies. After that meeting, various telephonic discussions were held between representatives of Compuware, Viasoft and an investment banking firm then advising Viasoft, regarding the structure and terms of a possible transaction. At Viasoft's regularly scheduled Board meeting on July 16, 1998, the Board and management extensively reviewed Viasoft's business strategy as an independent public company, and considered whether other alternatives, such as a business combination with Compuware, should also be explored. The Board authorized management to continue discussions with Compuware and to engage one or more investment banking firms to assist in that effort. Between July 16, 1998 and July 27, 1998, Mr. Hickey and other representatives of Viasoft consulted with investment banking firms and had various discussions with Mr. Stark regarding a proposed transaction, but the parties were unable to reach an agreement on terms. On July 27, 1998, Viasoft management reported to its Board that discussions had been terminated.

     In March 1999, Mr. Nathan called Mr. Whiteman to explore renewing prior discussions about a possible business combination. Mr. Whiteman expressed interest in discussing the possibilities, but no meeting was scheduled at that time.

     In early May 1999, Mr. Whiteman and Mr. Nathan spoke by telephone to renew discussions and agreed to meet again, at which time Viasoft would update Compuware on its activities and strategy and the parties could discuss possibilities of a business combination. On May 17, 1999, the Viasoft Board met and authorized Mr. Whiteman to engage an investment banking firm to advise the Company with respect to available strategic alternatives and specifically, with respect to a possible transaction with Compuware. On May 20, 1999 Viasoft entered into an engagement letter with Broadview to act as its financial advisor. Representatives of Broadview met with representatives of Viasoft on May 20 and 21, 1999 to gather additional information about Viasoft and develop a strategy on how to proceed.

     On May 24, 1999, Mr. Whiteman had a series of telephone calls with Mr. Nathan and Mr. Stark, during which he informed Mr. Nathan that Viasoft had hired Broadview to explore strategic alternatives. In a subsequent call, Mr. Stark expressed interest in beginning more formal discussions with Viasoft about a possible business combination. A meeting was set for June 2, 1999.

     During the period from May 27, 1999 through June 29, 1999, Broadview contacted several other companies with Viasoft's approval to ascertain their potential interest in pursuing a transaction with Viasoft. With the exception of Compuware, no company contacted by Broadview indicated an interest in pursuing a potential transaction with Viasoft at this time.

     On June 1, 1999, Viasoft provided a proposed confidentiality agreement to Mr. Stark at Compuware as a basis for beginning discussions, which was signed by the parties on June 2, 1999. On June 2, 1999,

Messrs. Whiteman and Schonau met with Messrs. Nathan, Stark and Henry A. Jallos, Compuware Executive Vice President, Products Division, at the offices of Compuware and discussed potential synergies of a business combination between Viasoft and Compuware. At the end of the meeting, Mr. Nathan again expressed interest in pursuing an acquisition of Viasoft. On June 7, 1999, Mr. Stark spoke with a representative of Broadview, Scot Sedlacek, and requested additional information regarding the Company. Between June 7 and 14, 1999, Mr. Sedlacek and Mr. Stark had several conversations regarding the structure and timing of a proposed business combination with Viasoft.

     On June 15, 1999, Compuware sent to Viasoft a non-binding letter of interest regarding a proposed acquisition of Viasoft, outlining basic terms on which Compuware would be willing to pursue such a transaction. Compuware's letter of interest also proposed that Viasoft enter into an exclusive dealing or "no shop" agreement with Compuware, providing for Viasoft to negotiate exclusively with Compuware, and not provide information to, engage in discussions or negotiations with, or solicit offers from, any third party through August 31, 1999.

     Viasoft held a telephonic Board meeting on June 16, 1999 to discuss the price and terms of Compuware's indication of interest. In addition to the directors, representatives of Broadview were present at the meeting, together with representatives of Viasoft outside counsel, Osborn Maledon, P.A., and special Delaware counsel, Morris Nichols, Arsht & Tunnel ("Morris Nichols"). At this meeting, Broadview reviewed the activities it had undertaken since its engagement, including its discussions with potential acquirors other than Compuware, and reviewed the terms of the proposal with the Board. Broadview also reviewed the current mergers and acquisition environment and presented a preliminary valuation analysis that Broadview had provided to the Board before the meeting. A representative of Morris Nichols reviewed with the Board its fiduciary duties in the context of a proposed business combination. The Board discussed the terms of the proposal and authorized and directed management to proceed with due diligence and negotiations with Compuware. However, the Board determined not to enter into the proposed letter agreement, which included the exclusive dealing, "no shop" arrangement with Compuware, at that time. The Board directed Broadview and management to continue to consider strategic alternatives and to discuss proposed transactions with other parties, during the course of the continuing discussions with Compuware.

     On June 17, 1999, Mr. Sedlacek communicated to Mr. Stark the Board's determination to continue discussions without entering into the proposed letter agreement and communicated certain counterproposals from the Board on price and other terms. On June 18 and 20, 1999, Mr. Stark and Mr. Sedlacek continued to discuss Viasoft's counterproposals.

     Mr. Whiteman reported the status of discussions to individual members of the Board on June 18, 1999. After these discussions, Mr. Whiteman authorized Mr. Sedlacek to continue negotiations with Compuware on the proposed price and terms. During the following week, discussions continued between representatives of Viasoft, Broadview and Compuware, with certain interruptions due to various parties' travel schedules. After these discussions, Mr. Whiteman spoke to the Viasoft Board members individually and set up a telephonic meeting for Monday, June 28, 1999.

     On June 26, 1999, Mr. Sedlacek discussed a proposed timetable for a transaction with Mr. Stark.

     On the morning of June 28, 1999, Mr. Whiteman received an unsolicited letter of interest from another company ("Other Offeror") regarding a possible cash acquisition of Viasoft. The proposed price range was substantially below the price under discussion with Compuware.

     In the afternoon of June 28, 1999, the Board met by telephone to discuss the status of discussions with Compuware and the unsolicited letter of interest. After discussion, the Board authorized Mr. Whiteman to proceed with due diligence and negotiations of the proposed transaction with Compuware and also directed him to pursue the unsolicited proposal on a parallel track, to determine whether the Other Offeror would be willing to increase its offered price. Later that day, representatives of Viasoft had a conference call with a representative of Compuware to discuss a schedule for due diligence and other activities. Also later that day, Mr. Whiteman spoke to a representative of the Other Offeror, indicating that Viasoft would be willing to pursue discussions if that company were able to increase substantially its proposed price.

     On June 30, 1999, a due diligence team from Compuware arrived to begin its review of Viasoft and its operations and finances. This due diligence continued for two days at the offices of Osborn Maledon, in Phoenix, Arizona. On July 2, 1999, Messrs. Whiteman and Schonau, along with other representatives from Viasoft and Broadview, held a conference call with Messrs. Scott Johnson, a business development executive, and Ronald D. Sleiter, Senior Vice President, Worldwide Sales, of Compuware to review preliminary financial results from Viasoft's fourth fiscal quarter ended June 30, 1999.

     On July 2, 1999, having received no further communications from the Other Offeror since their June 28, 1999 conversation, Mr. Whiteman attempted to contact Other Offeror. Mr. Whiteman was unable to reach a representative of the Other Offeror, but left a message reiterating Viasoft's willingness to pursue further discussions at a higher price. The Other Offeror did not contact Viasoft again.

     From July 6 through 8, 1999, additional representatives from Compuware met in the offices of Osborn Maledon to review contracts and other matters with representatives from Viasoft. From July 8 through July 13, 1999, Viasoft representatives continued to respond to questions and document requests from Compuware's representatives conducting due diligence.

     On July 7, 1999, Compuware's legal counsel delivered a draft of the Merger Agreement to Viasoft and its legal counsel. On July 8, 1999, the Board held a telephonic meeting at which Mr. Whiteman and representatives of Broadview and Osborn Maledon reviewed the progress of negotiations, the anticipated timetable for the transaction, and the terms and conditions of the draft Merger Agreement. Mr. Whiteman also reported on his efforts to obtain a higher offer from the Other Offeror. On July 9, 1999, Osborn Maledon distributed to Compuware's legal counsel initial comments on the Merger Agreement. On July 9, 1999, Viasoft also distributed the draft Merger Agreement, together with counsel's comments, to the Viasoft Board for its review. Representatives of Viasoft and Compuware, together with their respective counsel, held a conference call on July 10, 1999 during which the terms of the draft Merger Agreement, the parties' comments, and the manner in which the transaction should be effected were reviewed, discussed and negotiated extensively. On July 10, 1999, Compuware's legal counsel distributed a revised draft of the Merger Agreement to Viasoft and its legal counsel.

     During the week of July 5, 1999, Mr. Whiteman, Mr. Stark and representatives of Broadview discussed a plan to provide incentives for certain key employees of Viasoft to remain employed following an acquisition of Viasoft, in order to facilitate an orderly transition and the achievement of the parties' goals for the acquisition. On July 12, 1999, Osborn Maledon distributed to Compuware's legal counsel a first draft of a proposed Change in Control Separation Plan ("Separation Plan"). On July 14, 1999, Compuware's legal counsel distributed to Viasoft and its legal counsel a revised draft of the Separation Plan incorporating significant changes requested by Compuware.

     On July 12, 1999, Compuware's outside counsel distributed the first draft of the Shareholder Tender and Voting Agreement ("Shareholder Agreement") to Viasoft's legal counsel. On July 12, 1999, Viasoft distributed to the Board a revised draft of the Merger Agreement and the first draft of the Shareholder Agreement together with the comments of Viasoft management and legal counsel on these documents.

     From July 12 through July 14, 1999, Viasoft, Compuware and their respective legal and financial advisers participated in numerous conferences during which the terms of the draft Merger Agreement and Shareholder Agreement were further discussed and negotiated. In addition, during this period, the parties discussed and documented the proposed Separation Plan.

     After the close of business on July 14, 1999, Viasoft held a telephonic Board meeting to consider the proposed final terms of the Merger Agreement, Shareholder Agreement and Separation Plan. Participating in the meeting were all Viasoft directors, Messrs. Whiteman and Schonau, Catherine R. Hardwick, Viasoft Vice President and General Counsel, and representatives of Broadview, Osborn Maledon and Morris Nichols. Mr. Whiteman summarized the status of the transaction generally and the results of discussions and negotiations with Compuware. Representatives of Broadview presented its Fairness Opinion to the Board that as of the date of the meeting and based upon and subject to certain matters stated in such opinion, the consideration to be received by holders of Shares (other than Compuware and its affiliates) was fair to such shareholders from a financial point of view. The Broadview representatives made a presentation to the Board of certain information supporting its Fairness Opinion and responded to questions from the Board. A representative of Osborn Maledon reviewed with the Board the principal provisions of the proposed Merger Agreement, Shareholder Agreement and Separation Plan and responded to questions from the Board. The Board considered these matters carefully. After discussion, the Board of Directors unanimously approved the transactions contemplated by the Merger Agreement, including execution and delivery of the Merger Agreement, approval of the Shareholder Agreement and adoption of the Separation Plan. In addition, the Board considered and unanimously approved an amendment to the Company's Rights Plan, which legal counsel advised was necessary in order to facilitate the transactions contemplated by the Merger Agreement.

     The Merger Agreement was executed and delivered following the Board meeting on the evening of July 14, 1999.

     (b)(2) Reasons for the Board's Recommendation. In making the determinations and recommendations set forth in subparagraphs (a) and (b)(1) above, the Board considered a number of factors, including, without limitation, the following:

          (i) the Board's familiarity with, and information provided by Viasoft management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, recent trends in the software product and services markets in which the Company operates, the Company's position in such markets, the historical and recent market prices for the Shares, and the information provided by Broadview as to the Company's strategic and other alternatives;

          (ii) the possible alternatives to the Offer and the Merger, including seeking additional proposals from other parties and accepting the related uncertainties (including with respect to timing, valuation and the likelihood of completion of any such proposals that might be received) or continuing to maintain Viasoft as an independent public corporation and not engaging in any extraordinary transaction;

          (iii) the fact that Broadview sought indications of interest in a potential acquisition of Viasoft from several companies other than Compuware that Broadview and the Company considered to be likely potential acquirers, none of which chose to pursue discussions;

          (iv) the letter of interest received from the Other Offeror by the Company on June 28, 1999, and the relative risks and benefits of entering into the Merger Agreement with Compuware as compared to pursuing business combination discussions with that party or other parties without a binding commitment from Compuware or any other party;

          (v) Viasoft's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent and in particular, the risks associated with Viasoft's previously-announced realignment of its business to emphasize a professional services model;

          (vi) the historical and recent trading prices of the Shares and the fact that the $9.00 price contemplated by the Offer and the Merger will enable Viasoft shareholders to realize a substantial premium over the prices at which the Shares traded prior to the announcement of the execution of the Merger Agreement;

          (vii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same cash consideration and (y) the fact that financing is not a condition to the Offer and the Merger and the Board's view that Compuware can finance the transaction, thereby enabling tendering shareholders to obtain cash for their Shares quickly;

          (viii) the financial analysis and presentation of Broadview, and the written Fairness Opinion of Broadview delivered on July 14, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $9.00 per Share cash consideration to be received by holders of Shares (other than Compuware and its affiliates) pursuant to the Offer and the Merger was fair to such holders from a financial point of view (A COPY OF THE FAIRNESS OPINION IS ATTACHED AS ANNEX B TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFER-

     ENCE; HOLDERS OF SHARES ARE ENCOURAGED TO READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY);

          (ix) the high likelihood that the Offer and the Merger would be consummated, in light of the experience, reputation and financial capabilities of Compuware;

          (x) possible adverse effects on the business and operations of the Company resulting from a prolonged sale process;

          (xi) the terms of the Merger Agreement, including the circumstances under which the Board may withdraw its recommendation of the Merger and the Offer, and/or terminate the Merger Agreement, and the parties' representations, warranties and covenants and the conditions to their respective obligations; and

          (xii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a $5,500,000 termination fee to Compuware and to reimburse Compuware for its actual expenses (not to exceed $500,000) incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions are reasonable in the circumstances and would not deter a higher offer.

     The foregoing discussion summarizes the material information and factors considered by the Board in its consideration and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered or to determine that any factor was of special importance. The determination to recommend that stockholders tender their shares in the Offer and approve the Merger was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have assigned different weights to differ factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement (the "Engagement Letter") dated May 20, 1999, the Company engaged Broadview as its financial advisor with respect to a possible transaction between the Company and Compuware or any related entity, subsidiary or affiliate, and other possible strategic alternatives. If, during the period that Broadview is retained by the Company or within 12 months thereafter, the sale of the Company is consummated with Purchaser or any party with whom contact was initiated or developed by Broadview, the Company or a third party prior to termination of the Engagement Letter, the Company will pay a success fee to Broadview of 1.25% of the total consideration received by the Viasoft shareholders ("Success Fee"). A fee of $400,000 is due upon initial delivery of the Fairness Opinion, to be credited against the Success Fee. In the event that the Offer is consummated at the Offer Price, the aggregate fee payable to Broadview pursuant to the Engagement Letter will be approximately $2.1 million. The Engagement Letter also provides that the Company will reimburse Broadview for reasonable out-of-pocket costs and expenses. In addition, the Company agreed to indemnify Broadview against certain liabilities, including liabilities arising under the federal securities laws.

     Prior to engaging Broadview, the Company terminated its engagement of another investment banking firm pursuant to an agreement that provides for such other firm to receive a transaction fee equal to 0.75% of the total consideration received by the Viasoft shareholders in any business combination with Compuware, if Viasoft enters into an agreement for, or consummates such a transaction within 18 months after termination of that engagement.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except pursuant to the Company's stock option plans and employee stock purchase plan and the transactions contemplated by the Offer, the Merger, and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

     (b) To the knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act). See "Shareholder Tender and Voting Agreement" under Item 3(b)(2) above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in this Schedule 14D-9, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer, the Merger or the Merger Agreement which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, the Merger or the Merger Agreement which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph
(a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Information Statement. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

     (b) Section 203.  As a Delaware corporation, the Company is subject to
Section 203 ("Section 203") of the DGCL. Section 203 prohibits a corporation which has voting stock traded on a national securities exchange, designated on The Nasdaq Stock Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (i) prior to such date, the board of directors gives prior approval to the business combination or the transaction in which the 15% ownership level is exceeded, (ii) the interested stockholder acquires, in the transaction pursuant to which the interested stockholder becomes the owner of 15% or more of the outstanding voting stock, 85% of the corporation's voting stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. In accordance with
Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Shareholder Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, the restrictions of
Section 203 of the DGCL are inapplicable to the Offer and the Merger and the related transactions.

     (c) Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Compuware and the Company filed the required Notification and Report Forms (the "Forms") with respect to the Offer and the Merger with the Antitrust Division and the FTC on July 19, 1999. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire fifteen calendar days after the date of such filing. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Compuware and the Company with such request. Thereafter, such waiting period can be extended only by court order.

     A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Compuware or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
  1      Letter to Shareholders of Viasoft, Inc. dated July 22,
         1999.*
Exhibit
  2      Text of Joint Press Release issued by Compuware and the
         Company on July 15, 1999.
Exhibit
  3 Opinion of Broadview International LLC (included as Annex B to the Schedule 14D-9).*
Exhibit
  4 Agreement and Plan of Merger dated as of July 14, 1999, among Viasoft, Inc., Compuware Corporation and CV
         Acquisition, Inc.
Exhibit
  5      Shareholder Tender and Voting Agreement dated as of July 14,
         1999, among CV Acquisition, Inc. and certain shareholders and option holders of Viasoft, Inc.
Exhibit
  6      Viasoft, Inc. Change in Control Separation Plan dated July
         14, 1999.
Exhibit
  7      Portions of the Company's definitive Proxy Statement dated
         October 15, 1998.
Exhibit
  8      Confidentiality Agreement between Compuware and Viasoft,
         Inc. dated as of June 2, 1999.
Exhibit
  9      Amendment to Rights Agreement Between Viasoft, Inc. and
         Harris Trust and Savings Bank, as Rights Agent dated as of
         July 14, 1999.
ANNEX A  Information Statement
ANNEX B  Opinion Of Broadview International LLC

---------------
* Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          VIASOFT, INC.

                                          By: /s/ STEVEN D. WHITEMAN
                                            ------------------------------------
                                            Steven D. Whiteman
                                            Chairman of the Board and Chief
                                            Executive Officer

Dated: July 22, 1999

                                                                         ANNEX A

                                 VIASOFT, INC.
                             3033 NORTH 44TH STREET
                             PHOENIX, ARIZONA 85018

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     Viasoft, Inc. ("Viasoft" or the "Company") is mailing this Information Statement on or about July 22, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares ("Shares") of Viasoft's Common Stock, $0.001 par value per share ("Common Stock"). Capitalized terms used and not otherwise defined in this Information Statement shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by CV Acquisition, Inc. ("Purchaser"), a wholly-owned subsidiary of Compuware Corporation ("Compuware"), to a majority of the seats on the Board of Directors of Viasoft by means other than through a meeting of the Company's stockholders. That designation is to be made pursuant to an Agreement and Plan of Merger dated as of July 14, 1999 (the "Merger Agreement") by and among Compuware, Purchaser and Viasoft.

     Pursuant to the Merger Agreement, Purchaser is offering to purchase all outstanding and issued Shares at a price of $9.00 per share. The Offer was commenced by Purchaser on July 22, 1999 and is scheduled to expire at 12:00 midnight (New York time) on August 19, 1999, unless extended. The Merger Agreement and Offer are more fully described under Item 3(b) of the Schedule 14D-9, to which this Information Statement is attached as Annex A.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Compuware, Purchaser and their respective directors and executive officers has been furnished to Viasoft by Compuware, and Viasoft assumes no responsibility for the accuracy, completeness or fairness of any such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     At the close of business on July 12, 1999 there were 17,906,636 Shares issued and outstanding, each of which entitles its record holder to one vote. The Shares constitute the only class of outstanding voting shares of the Company.

               PROPOSED CHANGES TO THE COMPANY BOARD OF DIRECTORS

     Pursuant to the Merger Agreement, promptly upon the payment for a number of shares of Common Stock of Viasoft by Purchaser pursuant to the Offer that satisfies the Minimum Tender Condition, Purchaser will be entitled to designate for appointment or election to the Viasoft Board of Directors, such number of persons (the "Designees"), rounded up to the next whole number, so that the Designees equal the same percentage of the Viasoft Board of Directors as the percentage of shares of Common Stock acquired in connection with the Offer. However, the number of Designees shall not be less than a majority of the Viasoft Board of Directors. Upon request by Purchaser, Viasoft is required at such time to take all action necessary to cause the Designees to be elected to the Viasoft Board of Directors, including either increasing the size of the Viasoft Board of Directors or securing the resignations of incumbent directors or both. Purchaser has informed the Company that it will choose the Designees from among the directors and executive officers of Compuware and Purchaser listed below. Purchaser has also informed Viasoft that each of the persons listed below has consented to serve as a director if appointed or elected. None of the Designees is currently a director of, or holds any positions with, Viasoft. Purchaser has further advised Viasoft that none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of Viasoft, nor has any such person been involved in any transaction with Viasoft or any of its directors, executive officers or affiliates that is required to be disclosed under the rules and regulations of the Securities and Exchange Commission (the "Commission"), other than transactions among Compuware, Purchaser and Viasoft that have been described in the Schedule 14D-9.

     The name, age, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Compuware are set forth below. The business address of each such person is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

     Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years, (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws, and (iii) is a citizen of the United States. Ages are as of July 22, 1999.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

                                                POSITION WITH PURCHASER
                                                -----------------------
Eliot R. Stark....................  President and Director
Thomas Costello, Jr. .............  Vice President, Secretary, Treasurer and
                                    Director

DIRECTORS AND EXECUTIVE OFFICERS OF COMPUWARE

                                                POSITION WITH COMPUWARE
                                                -----------------------
Peter Karmanos, Jr................  Chairman of the Board of Directors and Chief
                                      Executive Officer
Joseph A. Nathan..................  President and Chief Operating Officer; Director
Eliot R. Stark....................  Executive Vice President, Finance
Denise A. Knobblock...............  Executive Vice President, Human Resources and
                                      Administration
Henry A. Jallos...................  Executive Vice President, Products Division
Laura Lawson Fournier.............  Senior Vice President, Chief Financial Officer
Phyllis Recca.....................  Senior Vice President, Professional Services
                                    Division
Stephen H. Fagan..................  Senior Vice President, Strategic Relationships,
                                    Europe
John N. Shevillo..................  Senior Vice President, Strategic Account
                                    Relationships
Thomas Thewes.....................  Vice Chairman of the Board of Directors
W. James Prowse...................  Director
William O. Grabe..................  Director
Bernard M. Goldsmith..............  Director
G. Scott Romney...................  Director
William R. Halling................  Director
Lowell P. Weicker, Jr.............  Director
Elizabeth A. Chappell.............  Director
Elaine K. Didier..................  Director

     Peter Karmanos, Jr., age 56, a founder of Compuware, has served as a director of Compuware since its inception, as Chairman of the board since November, 1978, and as Chief Executive Officer since July 1987. From January 1992 until October 1994, Mr. Karmanos served as President of Compuware.

     Joseph A. Nathan, age 46, has served as a director of Compuware since September 1990 and as President and Chief Operating Officer since October 1994. From December 1990 to October 1994, Mr. Nathan served as Senior Vice President and Chief Operating Officer -- Products Division.

     Eliot R. Stark, age 46, has served as Executive Vice President, Finance, since February 1998. From June 1995 through January 1998, Mr. Stark served as Senior Vice President, Mergers & Acquisitions, Strategic Business Planning, and Corporate Planning. In 1995, Mr. Stark served at Comerica Bank as Senior Vice President, Corporate Development and Planning. From 1993 to 1995, Mr. Stark served at Comerica Bank, as Director, Information Technology. On July 2, 1999, Mr. Stark was appointed President and a director of Purchaser.

     Denise A. Knobblock, age 43, has served as Executive Vice President, Human Resources and Administration since February 1998. From January 1995 through January 1998, Ms. Knobblock served as Senior Vice President, Administration and from August 1991 through December 1994, as Compuware's Director, Facilities, Administration.

     Laura Lawson Fournier, age 46, has served as Senior Vice President, Chief Financial Officer since April 1998. From June 1995 through March 1998, Ms. Fournier served as Corporate Controller and from February 1990 through May 1995, as Compuware's Director of Internal Audit.

     Phyllis Recca, age 45, has served as Senior Vice President, Professional Services Division, since January 1999. From January 1995 through December 1998, Ms. Recca served as Vice President, Professional Services, Mideast Region. From 1987 through December 1994, Ms. Recca served as Branch Manager,
Baltimore/Washington.

     Stephen H. Fagan, age 44, has served as Senior Vice President, Strategic Relationships, Europe, since April 1999. From November 1997 through March 1999, Mr. Fagan served as Senior Vice President, Professional Services. From 1994 through October 1997, Mr. Fagan served as Vice President, Enterprise Products.

     Henry A. Jallos, age 50, has served as Executive Vice President, Products Division, since September 1997. From August 1994 through August 1997, Mr. Jallos served as Senior Vice President, Worldwide Sales.

     John N. Shevillo, age 62, has served as Senior Vice President, Strategic Account Relationships since June 1999. From April 1997 through May 1999, Mr. Shevillo served as Senior Vice President, Enterprise Systems. From April 1994 through March 1997, Mr. Shevillo served as Senior Vice President, Professional Services.

     Thomas Thewes, age 67, a founder of Compuware, has served as a director of Compuware since its inception, and has served as Vice Chairman of the Board since March 1988. Mr. Thewes served as Treasurer from May 1988 until May 1995. Mr. Thewes served as Senior Vice President from March 1988 until March 1995 and as Secretary from April 1973 until May 1995.

     W. James Prowse, age 56, has served as a director of Compuware since December 1986 and served as Executive Vice President from February 1998 through March 31, 1999. From January 1992 through January 1998, Mr. Prowse served as Senior Vice President.

     William O. Grabe, age 61, has served as a director of Compuware since April 1992. Mr. Grave is a Managing Member of General Atlantic Partners, LLC and has been affiliated with General Atlantic Partners, LLC or its predecessor since April 1992. From 1984 until March 1992, Mr. Grabe was an IBM Vice President. Mr. Grabe is also a director of Baan Company NV, Gartner Group, Inc., LHS Group, Inc., and TDS GmbH along with a number of privately held companies in which General Atlantic Partners, LLC is an investor.

     Bernard M. Goldsmith, age 55, has served as a director of Compuware since July 1992. Mr. Goldsmith has been the Managing Director of Updata Capital, Inc., an investment banking firm, since 1986.

     G. Scott Romney, age 58, has served as a director of Compuware since January 1996. Mr. Romney has been a partner at Honigman Miller Schwartz and Cohn, a law firm, since 1977. The law firm serves as counsel to Compuware.

     William R. Halling, age 60, has served as a director of Compuware since October 1996. Mr. Halling is the President of The Economic Club of Detroit. Mr. Halling was with KPMG Peat Marwick from 1961 through 1993, where he served as a Managing Partner and member of the Board of Directors.

     Lowell P. Weicker, Jr., age 68, has served as a director of Compuware since October 1996. Mr. Weicker is presently a visiting professor at the University of Virginia in Charlottesville, Virginia, and currently serves on the Board of Directors of Duty Free International, HPSC, Inc., UST Corporation and Phoenix Duff & Phelps Mutual Funds. From 1990 through 1994, Mr. Weicker served as the Governor of Connecticut, and from 1970 through 1988, as a U.S. Senator from Connecticut. From 1962 through 1968, Mr. Weicker served as a Connecticut State Representative.

     Elizabeth Chappell, age 41, has served as a director of Compuware since October 1997. Ms. Chappell is the Chief Executive Officer of The Chappell Group, Inc., a consulting firm. From September 1979 to September 1994, Ms. Chappell served as a Vice President with ATT. Ms. Chappell is also a director of Handleman Company.

     Elaine K. Didier, age 51, has served as a director of Compuware since October 1997. Effective August 30, 1999, Ms. Didier will serve as Dean of University Library and Professor at Oakland University. Ms. Didier served as the Interim Director of Academic Outreach at the University of Michigan until March 1999. Prior to her assignment as Interim Director, Ms. Didier held other positions with the University, including Director of Information Resources.

     Thomas Costello, Jr., age 45, has served as General Counsel of Compuware since January 1985. Mr. Costello has served as Vice President since January 1995 and Secretary since May 1995. On July 2, 1999, Mr. Costello was appointed Vice President, Secretary, Treasurer and a director of Purchaser.

                          CURRENT DIRECTORS OF VIASOFT

     Each of the persons named below was elected by the stockholders at the last annual meeting to serve as a member of the Company's Board of Directors until the 1999 Annual Meeting of Stockholders and until his successor has been duly elected and qualified. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer. The names of the current directors and certain information about them, as of July 12, 1999, are set forth below:

                                                                                           DIRECTOR
NAME OF NOMINEE                           AGE    POSITION                                   SINCE
---------------                           ---    --------                                  --------
Steven D. Whiteman......................  48     President, Chairman of the Board of         1994
                                                   Directors, Chief Executive Officer
                                                   and Director
John J. Barry III(1)(2).................  59     Director                                    1991
Alexander S. Kuli(2)....................  54     Director                                    1994
J. David Parrish(1).....................  56     Director                                    1994
Arthur C. Patterson(1)..................  55     Director                                    1984

---------------
(1) Member of Compensation Committee

(2) Member of Audit and Finance Committee

     Steven D. Whiteman has served as President since November 1998, as Chief Executive Officer and a director since January 1994 and as Chairman of the Board of Directors since April 24, 1997. Mr. Whiteman previously served as President of the Company from May 1993 to April 1998. Prior to that, he served as Vice President of Sales and Marketing of the Company from December 1990. Mr. Whiteman serves on the boards of directors of Unify Corporation and Actuate Corporation.

     John J. Barry III has served as a director of the Company since August 1991. Mr. Barry has served as the President and CEO of Work Process Systems, Inc., a software company, since May 1999. Prior to that, Mr. Barry provided strategic and management consulting services to senior management in the information technology and other industries from January 1997 to May 1999. Mr. Barry was the Chairman, President and Chief Executive Officer of Petroleum Information Corporation, an energy industry information solutions company, in Houston, Texas, from May 1991 through December 1996. Mr. Barry serves on the boards of directors of several privately held companies.

     Alexander S. Kuli has served as a director of the Company since April 1994. In April 1998, Mr. Kuli became Advisor to Senior Staff for Tivoli Systems, Inc., a vendor of distributed software products. Prior to that, Mr. Kuli served as Vice President, Worldwide Sales for Tivoli from January 1993 to October 1997 and as Vice President from October 1997 until April 1998. Prior to joining Tivoli, Mr. Kuli served as Vice President, Worldwide Sales for Candle Corporation, a vendor of mainframe systems performance management software, from October 1985 through December 1992. Mr. Kuli serves on the board of directors of Oberon Software, Inc.

     J. David Parrish has served as a director of the Company since January 1994. Mr. Parrish is an independent consultant in the software services industry. Mr. Parrish served as the Senior Vice President of Walker Interactive Systems, Inc., a financial application software company, from November 1989 to August 1997.

     Arthur C. Patterson has served as a director of the Company since September 1984. He served as President of the Company from October 1984 to June 1985. Mr. Patterson is a founder and General Partner of Accel Partners, a venture capital firm. Mr. Patterson also serves on the boards of directors of PageMart Wireless, Inc., Unify Corporation, Actuate Corporation, and Portal Software, Inc. as well as several other privately held software and telecommunication companies.

            BOARD OF DIRECTORS COMMITTEES, MEETINGS AND COMPENSATION

BOARD OF DIRECTORS COMMITTEES

     The Board of Directors is responsible for the overall affairs of the Company. To assist it in carrying out this responsibility, the Board of Directors has delegated certain authority to designated committees, the current membership and duties of which are as follows:

AUDIT AND FINANCE COMMITTEE        COMPENSATION COMMITTEE
---------------------------        ----------------------
Alexander S. Kuli, Chairman        John J. Barry III, Chairman
John J. Barry III                  J. David Parrish
                                   Arthur C. Patterson

     Audit and Finance Committee. The Audit and Finance Committee of the Board of Directors reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent public accountants. This Committee met once during the last fiscal year.

     Compensation Committee. The Compensation Committee of the Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all executive officers of the Company and reviews general policy relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's stock plans. The Compensation Committee met once during the last fiscal year.

     Nominations. The Company does not have a standing nominating committee. The function of nominating directors is carried out by the entire Board of Directors. Pursuant to the Company's Bylaws, a stockholder may nominate persons for election as director, provided that the stockholder (a) is a stockholder of record at the time of the nomination and is entitled to vote at the meeting of stockholders to which the nomination relates, and (b) complies with the notice procedures of Article III of the Bylaws.

BOARD OF DIRECTORS MEETINGS

     The Board of Directors held four regular meetings and ten special telephonic meetings during the fiscal year ended June 30, 1999. No incumbent director attended fewer than 75% of the aggregate of all meetings of the Board of Directors and the committees, if any, of which the director was a member during the fiscal year ended June 30, 1999.

BOARD OF DIRECTORS COMPENSATION

     Each non-employee director is paid an annual retainer of $7,500 upon re-election to the Board of Directors at each annual meeting of stockholders. The Chairman of each standing Committee is paid an annual retainer of $2,000 upon election as Chairman. In addition, in accordance with the Company's policy, non-employee directors are paid a $1,000 fee for attendance, in person, at each Board of Directors meeting and $500 for participation in each telephone Board meeting. Non-employee directors receive a $500 fee for each standing Committee meeting attended. Directors are reimbursed reasonable, out-of-pocket expenses incurred in attending both Board and Committee meetings. Each non-employee director also participates in the Company's Outside Director Stock Option Plan (the "Director Plan"). Pursuant to the Director Plan, each non-employee director who is re-elected to the Board of Directors is automatically granted an option to purchase 10,000 shares of Common Stock. The exercise price for such options is the closing price of Common Stock on that date. Each person who is elected for the first time to be a non-employee director of the Company is automatically granted an option to purchase 20,000 shares of Common Stock, at the closing price of the Common Stock on the grant date, under the terms and conditions of the Director Plan. In addition to the automatic grants awarded pursuant to the Director Plan, on December 4, 1998 each non-employee director was awarded a non-qualified stock option to purchase 6,000 shares of Common Stock at an exercise price of $6.75 per share, under the terms and conditions set forth in the resolutions of the Board and in a stock option agreement, the terms of which are substantially similar to those of the Director Plan.

     Directors who are also employees of the Company receive no additional compensation for serving as a director or committee member.

     Pursuant to the terms of stock options held by non-employee directors, the exercisability of certain options will accelerate upon a change of control as defined in the applicable agreements. In addition, the Merger Agreement provides that the exercisability of all outstanding stock options will accelerate at the time the Merger is effective. See the footnotes to the table set forth below under "Security Ownership of Certain Beneficial Owners and Management."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of July 12, 1999, by (a) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock, (b) each executive officer of the Company named in the Summary Compensation Table below, (c) each director of the Company and (d) all directors and executive officers of the Company as a group.

                                                          AMOUNT AND NATURE
                                                            OF BENEFICIAL
NAME AND ADDRESS OF BENEFICIAL OWNER                        OWNERSHIP(1)       PERCENT(1)
------------------------------------                      -----------------    ----------
T. Rowe Price Associates(2).............................      1,211,400           6.8
  100 East Pratt Street
  Baltimore, MD 21202
Steven D. Whiteman(3)...................................        393,070           2.2
Colin J. Reardon(4).....................................        112,855             *
Arthur C. Patterson(5)..................................         84,581             *
Alexander S. Kuli(6)....................................         39,668             *
John J. Barry III(7)....................................         33,495             *
J. David Parrish(8).....................................         24,336             *
Mark R. Schonau(9)......................................         35,714             *
David M. Lee(10)........................................         16,212             *
Kevin J. Donoghue(11)...................................         13,297             *
All Executive Officers and Directors as a Group (11
  persons)(12)..........................................        796,844           4.3

---------------
  *  Represents beneficial ownership of less than 1%.

 (1) Except as otherwise noted, and subject to community property laws where applicable, each of the stockholders named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by the stockholder. Applicable percentages are based on 17,906,636 shares of Common Stock outstanding as of July 12, 1999, adjusted as required by rules promulgated by the Commission.

 (2) The 1,211,400 shares held are owned by various individual and institutional investors, including T. Rowe Price Small-Cap Stock Fund, Inc. (which owns 968,000 shares representing 5.4% of the shares outstanding), for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for the entire 1,211,400 shares and sole voting power for 210,500 shares.

 (3) Includes 38,000 shares held by a trust for the benefit of Steven D. and Beverly C. Whiteman, of which Mr. Whiteman is trustee, and 149,377 shares that Mr. Whiteman may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 21,876 of which have an exercise price that exceeds the Offer Price. An additional 83,956 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 28,124 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

 (4) Includes 102,812 shares that Mr. Reardon may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 15,313 of which have an exercise price that exceeds the Offer Price. An additional 117,187 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 19,687 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

 (5) Includes 36,668 shares that Mr. Patterson may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 10,000 of which have an exercise price that exceeds the Offer Price. An additional 26,000 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 10,000 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

 (6) Includes 36,668 shares that Mr. Kuli may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 10,000 of which have an exercise price that exceeds the Offer Price. An additional 26,000 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 10,000 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

 (7) Includes 10,000 shares that Mr. Barry may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, all of which have an exercise price that exceeds the Offer Price. An additional 26,000 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 10,000 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

 (8) Includes 23,668 shares that Mr. Parrish may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 10,000 of which have an exercise price that exceeds the Offer Price. An additional 26,000 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 10,000 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

 (9) Includes 22,814 shares that Mr. Schonau may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 15,313 of which have an exercise price that exceeds the Offer Price. An additional 172,519 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 19,687 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

(10) Includes 15,000 shares that Mr. Lee may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 7,500 of which have an exercise price that exceeds the Offer Price. An additional 106,666 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 12,500 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

(11) Includes 10,526 shares that Mr. Donoghue may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 750 of which have an exercise price that exceeds the Offer Price. An additional 69,875 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 2,250 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

(12) Includes 440,410 shares that all current executive officers and directors may acquire upon the exercise of options exercisable within 60 days of July 12, 1999, 122,628 of which have an exercise price that exceeds the Offer Price. An additional 766,826 shares may be acquired upon the exercise of options that become exercisable at the time the Merger is effective, 137,872 of which have an exercise price that exceeds the Offer Price. See "Employment Contracts and Change-in-Control Arrangements" below.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     The executive officers of the Company are elected to serve annual terms at the first Board of Directors meeting following each annual meeting of stockholders. Certain information concerning the Company's executive officers, as of July 12, 1999, is set forth below:

NAME                           AGE                          POSITION
----                           ---                          --------
Steven D. Whiteman...........  48    President, Chairman of the Board of Directors and Chief
                                       Executive Officer
Mark R. Schonau..............  42    Senior Vice President, Finance and Administration,
                                       Chief Financial Officer and Treasurer
Catherine R. Hardwick........  40    Vice President, General Counsel and Secretary
Colin J. Reardon.............  46    Senior Vice President, International Operations
David M. Lee.................  32    Vice President, Products Division
Kevin J. Donoghue............  38    Vice President, North American Sales Division
Timothy W. Brewer............  40    Vice President, Services Division

     Information with respect to Mr. Whiteman is set forth above under "Current Directors of Viasoft."

     Mark R. Schonau has served as Senior Vice President, Finance and Administration, since July 1997, and as Chief Financial Officer and Treasurer since September 1996. Mr. Schonau also served as Vice President, Finance and Administration, from September 1996 to July 1997. He consulted with the Company for a short period of time prior to this employment. Before joining Viasoft, Mr. Schonau served as Chief Financial Officer, Corporate Secretary and Treasurer of CyCare Systems, Inc., a healthcare software company, from October 1989 to August 1996.

     Catherine R. Hardwick has served as Vice President of the Company since July 1997 and as Secretary and General Counsel of the Company since January 1996. Prior to holding these offices, Ms. Hardwick served as Corporate Counsel for the Company from February 1995. Before joining the Company, Ms. Hardwick practiced law with the law firm of Meyer, Hendricks, Victor, Osborn & Maledon, P.A. in the areas of corporate and securities law and intellectual property licensing.

     Colin J. Reardon has served as Senior Vice President, International Operations of the Company since July 1997. Mr. Reardon served as Vice President, International Operations of the Company from August 1994 to July 1997. Prior to joining Viasoft, Mr. Reardon served as Vice President of International Marketing of Sterling Software, Inc., a systems management software and services company, from July 1993 through July 1994.

     David M. Lee has served as Vice President, Products Division since September 1997. Prior to joining the Company in September 1997, Mr. Lee was employed by Tivoli Systems, Inc., a computer software and information services company, where he served as Manager, Development from January 1993 through September 1997.

     Kevin J. Donoghue was named Vice President, North American Sales Division in August 1998. Mr. Donoghue served as Vice President, Western Region, from January 1998 through August 1998, Western Region Sales Director, August 1996 through January 1998 and Account Manager, Sales Representative from December 1993 through August 1996.

     Timothy W. Brewer was named Vice President, Services Division, in April 1999. Mr. Brewer served as Executive Director, Global Services from November 1998 through April 1999, as Director of Consulting Services from May 1998 to November 1998 and as Manager of Viasoft's Solution Provider Program from August 1996 through April 1998. Prior to joining the Company in August 1996, Mr. Brewer was employed by CDI Corporation as Director of Strategic Planning and Technical Development of CDI Managed Information Services from February 1996 to August 1996 and as Director of CDI Information Services-West from

August 1994 to February 1996 and Manager CDI System Integration division from August 1993 to August 1994.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation received for services rendered to the Company in all capacities during the fiscal years ended June 30, 1999, 1998 and 1997 by the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers, which ranking is based on salary and bonus earned during the fiscal year ended June 30, 1999 (together, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                             ANNUAL COMPENSATION       COMPENSATION
                                             --------------------      ------------
                                                                        SECURITIES
                                   FISCAL                               UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR      SALARY      BONUS          OPTIONS       COMPENSATION
---------------------------        ------    --------    --------      ------------    ------------
Steven D. Whiteman...............   1999     $230,000    $ 24,000         63,333         $ 2,076(1)
  Chairman of the Board,            1998     $220,000    $ 48,595         50,000         $ 2,817(1)
  President and Chief               1997     $200,000    $181,980             --         $ 1,885(1)
  Executive Officer
Colin J. Reardon.................   1999     $192,430    $153,710(2)     105,000(4)      $18,966(3)
  Senior Vice President,            1998     $175,777    $121,363(2)      35,000         $14,630(3)
  International Operations          1997     $163,256    $202,000(2)      40,000         $ 8,170(3)
Kevin J. Donoghue(5).............   1999     $134,720    $114,452(2)      75,001(4)      $ 2,076(1)
  Vice President, North             1998     $ 91,775    $141,367(2)      26,667         $ 2,817(1)
  American Sales Division           1997     $ 79,500    $232,809(2)(6)    10,000        $30,713(1)(7)
Mark R. Schonau..................   1999     $182,000    $ 14,000        160,333(4)      $ 2,076(1)
  Senior Vice President, F&A        1998     $171,000    $ 25,020         35,000         $ 2,817(1)
  CFO & Treasurer                   1997     $126,667    $ 74,821        140,000         $   600(1)
David M. Lee(8)..................   1999     $165,000    $ 13,000        101,666(4)      $ 2,076(1)
  Vice President, Products
     Division                       1998     $122,523    $ 39,400(9)     103,333         $32,046(1)(10)

---------------
 (1) Amounts represent Company matching and discretionary contributions under the Viasoft, Inc. 401(k) Plan.

 (2) Amounts represent bonus and commission payable.

 (3) The Company provides a contribution to Mr. Reardon's private pension plan that matches his private contributions, up to a maximum of 5% of his base salary and, beginning in fiscal 1998, 2.5% of his on-target earnings per year. The Company's matching contribution is paid directly to the pension company administering Mr. Reardon's account, on a monthly basis.

 (4) Certain of these options were issued pursuant to an option replacement program adopted December 4, 1998. See "Report of the Compensation Committee" and the 10-Year Option/SAR Repricings table below.

 (5) Mr. Donoghue became an executive officer during fiscal 1999. Information provided includes all compensation paid to Mr. Donoghue in previous positions held with the Company.

 (6) Includes a relocation bonus of $15,000.

 (7) Includes reimbursement of relocation expenses of $30,113, including related gross-up payments for taxes, $2,750 of which is excludable from W-2 gross income but reportable as a fringe benefit.

 (8) Mr. Lee joined the Company in September 1997.

 (9) Includes a signing bonus of $15,000.

(10) Includes reimbursement of relocation expenses of $29,388, including related gross-up payments for taxes, $2,346 of which is excludable from W-2 gross income but reportable as a fringe benefit.

OPTION GRANTS, EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth certain information regarding stock option grants to the Named Executive Officers during the fiscal year ended June 30, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS
                            -------------------------------------------                 POTENTIAL REALIZABLE
                                            PERCENT OF                                    VALUE AT ASSUMED
                            NUMBER OF         TOTAL                                     ANNUAL RATES OF STOCK
                            SECURITIES       OPTIONS                                   PRICE APPRECIATION FOR
                            UNDERLYING      GRANTED TO     EXERCISE OR                     OPTION TERM(5)
                             OPTIONS       EMPLOYEES IN     BASE PRICE    EXPIRATION   -----------------------
NAME                        GRANTED(1)    FISCAL YEAR(3)   ($/SHARE)(4)      DATE          5%          10%
----                        ----------    --------------   ------------   ----------   ----------   ----------
Steven D. Whiteman........    30,000           3.8            8.875       8/27/2008     $167,443     $424,334
                              33,333                          6.75        12/4/2008     $141,500     $358,588
Colin J. Reardon..........    30,000           6.4            8.875       8/27/2008     $167,443     $424,334
                              26,667(2)                       6.75        12/4/2008     $113,202     $286,877
                              23,333                          6.75        12/4/2008     $ 99,049     $251,011
                              25,000                          4.00         3/9/2009     $ 62,889     $159,374
Kevin J. Donoghue.........    30,000           4.5            8.875       8/27/2008     $167,443     $424,334
                              18,001(2)                       6.75        12/4/2008     $ 76,415     $193,680
                               2,000                          6.75        12/4/2008     $  8,490     $ 21,515
                              25,000                          4.00         3/9/2009     $  6,288     $159,374
Mark R. Schonau...........    30,000           9.7            8.875       8/27/2008     $167,443     $424,334
                              82,000(2)                       6.75        12/4/2008     $348,093     $882,136
                              23,333                          6.75        12/4/2008     $ 99,049     $251,011
                              25,000                          4.00         3/9/2009     $ 62,889     $159,374
David M. Lee..............    30,000           6.2            8.875       8/27/2008     $167,443     $424,334
                              33,333(2)                       6.75        12/4/2008     $141,500     $358,588
                              13,333                          6.75        12/4/2008     $ 56,599     $143,433
                              25,000                          4.00         3/9/2009     $ 62,889     $159,374

---------------
(1) The stock options were granted under the Company's 1997 Plan. Options with respect to 25% of the total shares granted become exercisable on the first anniversary of the date of grant and cumulatively thereafter 6.25% of the total shares granted become exercisable at the end of each three-month period, except for those options granted under the option replacement program adopted December 4, 1998. With respect to options granted under the option replacement program adopted December 4, 1998, options with respect to 33.33% of the total shares granted become exercisable on the first anniversary of the date of grant and cumulatively thereafter 8.258% of the total shares granted become exercisable at the end of each three-month period. See "Report of the Compensation Committee -- Stock Option Replacement."

(2) These stock options were granted under the option replacement program adopted December 4, 1998. See "Report of the Compensation Committee -- Stock Option Replacement."

(3) Based on an aggregate of 1,651,113 shares subject to options granted to employees in the fiscal year ended June 30, 1999; 382,226 of these shares were granted pursuant to the option replacement program adopted December 4, 1998. See "Report of the Compensation Committee -- Stock Option Replacement."

(4) The exercise price per share under each option was equal to the fair market value of the Common Stock on the date of grant.

(5) In accordance with Commission regulations, amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Common Stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1999
                       AND FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                           SHARES                      OPTIONS AT FISCAL YEAR END    AT FISCAL YEAR END ($)(2)
                         ACQUIRED ON       VALUE       --------------------------    -------------------------
NAME                      EXERCISE      REALIZED(1)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----                     -----------    -----------    --------------------------    -------------------------
Steven D. Whiteman.....    10,000         $23,750            138,750/94,583                      -0-/-0-
Colin J. Reardon.......        --              --            79,791/140,208                $3,333/$1,667
Mark R. Schonau........        --              --            13,126/182,207                      -0-/-0-
David M. Lee...........        --              --             6,250/115,416                      -0-/-0-
Kevin J. Donoghue......        --              --              3,025/77,376                   $1,190/-0-

---------------
(1) The "Value Realized" reflects the appreciation on the date of exercise, based on the excess of the fair market value of the shares on the date of exercise over the exercise price. These amounts do not necessarily reflect cash realized upon the sale of those shares, as an executive officer may keep the shares exercised, or sell them at a different time and price.

(2) In accordance with Commission regulations, the "Value" set forth in this column is based on the difference between the fair market value at June 30, 1999 ($3.50 per share as quoted on The Nasdaq Stock Market), and the option exercise price, multiplied by the number of shares underlying the option.

            EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     On July 14, 1999, the Board adopted the Viasoft, Inc. Change in Control Separation Plan ("Separation Plan"). The plan provides designated executive officers and other key employees with certain separation benefits if a Change in Control (as defined in the Separation Plan) occurs and (i) within nine months thereafter (60 days in the case of the Chief Executive Officer, Chief Financial Officer, Senior Vice-President, International Operations and Vice President and General Counsel) (as applicable, the "Transition Period"), a participant's employment with the Company is terminated either by action of the Company without "Cause" or by the participant's resignation from employment for "Good Reason" (as defined in the Separation Plan) or (ii) a participant elects to resign at the end of the Transition Period. The separation benefits payable in such circumstances include payment of the participant's base salary and reimbursement for COBRA insurance premiums and certain life insurance premiums for a period specified for each participant, ranging from 6 to 18 months, as specified in the Separation Plan. The payment periods for the Named Executive Officers are as follows: Messrs. Whiteman, Reardon and Schonau, 18 months; Messrs. Donoghue and Lee, 12 months. If a participant is entitled to receive a separate severance benefit pursuant to any employment or similar agreement, such participant is entitled to receive benefits under the Separation Plan only if such participant agrees to waive and terminate any right to receive such other severance benefits within 15 days following a change in control.

     Whether or not the Merger becomes effective, pursuant to the terms of the Company's stock option plans and the various purchase agreements between the Company and each of the executive officers relating to stock options and restricted stock, the Company has agreed to accelerate the vesting of certain options, or waive its right of repurchase, in the case of restricted stock, in the event of a change of control of the Company (as defined in the applicable agreement). Restricted stock agreements and stock options granted to executive officers under the 1986 Stock Option Plan provide that one half of the shares subject to the agreement will automatically vest if the executive officer's employment is terminated or if he suffers a material reduction in his level of responsibility and authority within six months after a change of control of the Company. The 1994 Equity Incentive Plan provides that all outstanding options and other awards granted thereunder vest automatically upon a change in control. Award agreements under the 1997 Plan generally provide for the vesting of options to accelerate to provide the greater of one additional year of vesting or total vesting of one half of the outstanding option upon a change in control of the Company, subject to certain conditions and limitations. In addition, the Merger Agreement provides that all outstanding stock options of the Company will become fully exercisable at the time the Merger becomes effective, and that any options not exercised within 30 days of that effective time will automatically expire. As a result, the exercisability of certain options held by Named Executive Officers will accelerate at the time the Merger is effective. See the footnotes to the table set forth above under "Security Ownership of Certain Beneficial Owners and Management."

     Mr. Reardon was employed by the Company effective August 1, 1994. At that time, the Company entered into an employment agreement with Mr. Reardon that sets forth the basic terms of his employment, including salary, working hours and holidays, vacation and sick time and a car allowance. In addition, the agreement provides that it is terminable by either party upon six months written notice and that the Company may pay Mr. Reardon his salary and contractual benefits for the six-month period in lieu of notice. Alternatively, Mr. Reardon can elect to waive these severance benefits and participate instead in the Separation Plan described above.

     Mr. Schonau has an employment agreement with the Company pursuant to which he is entitled to certain benefits upon a change of control and upon termination of his employment with the Company. If there is a change of control, as defined in the agreement, Mr. Schonau is entitled to at least the same benefit as any other senior vice president might receive. In the case of his termination, without cause, Mr. Schonau is entitled to continue to receive his base salary and certain insurance benefits for a period of six months. Alternatively, Mr. Schonau can elect to waive these severance benefits and participate instead in the Separation Plan described above.

                      REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors (the "Compensation Committee") is made up of three non-management directors. Working with the chief executive officer, the Compensation Committee is responsible for developing and implementing compensation policies and programs for the executive officers of the Company. During fiscal 1999, the Compensation Committee also was responsible for administering the 1997 Equity Incentive Plan, the 1994 Equity Incentive Plan, the Deferred Compensation Plan and the Employee Stock Purchase Plan.

     For fiscal 1999, the process utilized by the chief executive officer and the Compensation Committee in determining executive officer compensation levels took into account both qualitative and quantitative factors. Among the factors considered was informal research into compensation levels at other similarly sized companies. However, no formal study was conducted and the Compensation Committee made the final compensation decisions.

COMPENSATION PHILOSOPHY AND OBJECTIVES

     The guiding principle behind the Compensation Committee's compensation programs is to align compensation of executive officers of the Company with the Company's business objectives, desired corporate performance, Company values and stockholder interests. Supporting this philosophy, the objectives of the compensation program are to (a) provide rewards that are closely linked to Company and individual performance, (b) provide incentives to achieve long-term corporate goals and enhance stockholder value and (c) ensure that executive compensation is at levels which enable the Company to attract and retain the highly qualified and productive people critical to the long-term success of the Company.

     The key elements of the Company's executive compensation program include a base salary and certain employee benefits, short term performance incentives and long-term equity incentives.

BASE SALARIES AND EMPLOYEE BENEFITS

     Base salaries for executive officers are initially determined by evaluating the responsibilities of the position, the experience and knowledge of the individual and the competitive marketplace for executive talent.

Annual salary adjustments, if any, are determined primarily by evaluating the performance of each executive officer, including the individual's contributions to corporate goals, any increases in responsibilities and attainment of specific individual objectives, as well as past performance and potential with the Company. Other factors include growth in the Company's size and complexity, cost of living increases, internal compensation equity considerations and overall Company performance. In July 1998, the base salaries of the then current executive officers were increased at rates ranging from 4.5% to 13.4%. These specific increases included merit increases for those in the 4.5% to 6.5% range, and adjustments for market conditions and internal equity, as well as additional responsibilities, for those receiving increases over 6.5%.

     In addition, there were several personnel changes within the executive officer group during fiscal 1999. Four executive officers left the Company during the year and two new executive officers were added. The executive officers that left were provided severance benefits comprised of base salary and insurance benefits for periods ranging from three to six months. The two new executive officers, Kevin J. Donoghue and Timothy W. Brewer, were promoted during the year and received increases of 10% and 17% in base salary, respectively, when promoted.

     Certain employee benefits are also provided to executive officers, including life and health insurance, long-term disability insurance and the right to participate in the Company's Employee Stock Purchase Plan, and either
(i) the Company's 401(k) plan and the Deferred Compensation Plan in the United States, or (ii) a private pension plan in the United Kingdom.

SHORT TERM PERFORMANCE INCENTIVES

     Executive Bonus Plan. Most of the Company's executive officers participated in the Viasoft Executive Bonus Plan for fiscal 1999 (the "Bonus Plan"). The Bonus Plan is designed to reward executive officers for the Company's financial performance above certain set targets. The Compensation Committee uses annual "Net Income" goals, which are based on the Company's internal budget. The Company missed both its internal revenue and earnings target in the first fiscal quarter due to the downturn in the year 2000 market, which occurred faster than expected. Because of the reduced revenue expectations due to the market change, as well as the related reduction in force early in the second quarter of fiscal 1999, the Company restated its internal budget for the rest of the fiscal year. As a result, both the quarterly and annual "Net Income" goals used by the Compensation Committee were revised downward from the original goals set at the beginning of the fiscal year. The annual target bonuses were also reduced accordingly.

     Under the Bonus Plan, the Compensation Committee sets annual target bonuses for each executive officer, based primarily on the degree of responsibility of the officer for the overall achievement of the Company's "Net Income" goals, taking into consideration other incentive compensation. For example, the potential annual bonus for the Senior Vice President, International Operations, the Vice President, North American Sales Division and Vice President, Services Division under the Bonus Plan was substantially lower than those of many of the other executive officers in light of the potential commissions and quarterly bonuses for such officers described below. The Bonus Plan provided that if the Company achieved at least 85% but less than 90% of the annual goal, one-half of the target bonus would have been paid. If the Company achieved 90% but less than 105% of the annual goal, target bonuses were based on the percent of the goal achieved, with additional incentives if "Net Income" surpassed the annual goal by five percent or more. Because the Company did not achieve the financial objectives set for fiscal 1999, no annual bonuses were paid under the Bonus Plan. See "Executive Compensation -- Summary Compensation Table."

     In addition to annual goals and target bonuses, the Committee also set quarterly target bonuses. Similar to the annual target bonuses, the quarterly target bonuses are based primarily on the degree of responsibility of the officer for the overall achievement of the Company's quarterly "Net Income" goals, which are based on the Company's internal budget, taking into consideration other incentive compensation. For all executive officers other than the Senior Vice President, International Operations, the Vice President, North American Sales Division, and the Vice President, Services Division, the Committee set a quarterly target bonus for achievement of the Company's "Net Income" goal. If the Company did not achieve the quarterly "Net Income" goal, no target bonus was payable for that quarter, and the target bonus would not be recoverable in subsequent quarters. The quarterly "Net Income" goals were met in the second and fourth quarters of fiscal 1999. As a result, quarterly bonuses paid under the Bonus Plan totaled an aggregate of $30,500 per quarter for each of the two quarters in which the Net Income goals were met, representing bonuses paid to four officers.

     In summary, bonuses paid under the Executive Bonus Plan in fiscal 1999 were significantly less than in prior years. No annual bonuses were paid under the Bonus Plan. Of a possible $323,000 payable at 100% performance of annual and quarterly financial targets under the Bonus Plan, the Company paid bonuses in two quarters to four executive officers in an aggregate amount of $61,000.

     Revenue Commissions and Bonuses. A key component of compensation for executive officers responsible for the sales of products and services of the Company is payment of commissions. Commissions are set at a percentage of revenue derived from the officer's territorial area of responsibility. During fiscal 1999, the Senior Vice President, International Operations and the Vice President, North American Sales Division had compensation plans in which they were assigned revenue quotas that supported the Company's objectives and which provided a set percentage as a commission for revenue received from the license of products and the provision of professional services within their respective territories. The commission rate increased for revenue generated over the assigned quotas. When the Company restated its internal budget in the second quarter, the quotas and commission rates were also adjusted. While the international operations generally met assigned quotas after the second quarter adjustment, the North American Sales operations did not, and the commissions paid under the incentive plans reflect these results. The Vice President, Services Division, was also under a compensation plan that provided for payment of incentive compensation based on revenue attainment. Under this plan, quarterly bonuses were paid based on achievement of at least 80% of services revenue targets for each quarter. Under this plan, Mr. Brewer was paid quarterly revenue bonuses in the first, second and third quarters, aggregating $11,649. As a result of these incentive plans, a significant portion of the compensation of the executive officers who are directly responsible for sales of the Company's products and services is dependent on achieving specified revenue goals. See "Executive Compensation -- Summary Compensation Table."

     Profit Bonuses. In addition to revenue commissions, the Senior Vice President, International Operations and the Vice President, North American Sales Division were also paid quarterly bonuses based on the achievement of budgeted profit objectives for their assigned territories. The Compensation Committee uses quarterly profitability goals for each territory based on the internal budget. If the applicable territory did not achieve at least 75% of the set quarterly profitability goal, no target bonus was paid for that quarter, and the target bonus would not be recoverable in subsequent quarters. If the operations achieved at least 75% but no more than 90% of the quarterly profitability goal, one-half of the target bonus was paid. If the operations achieved over 90% of the quarterly profitability goal, the target bonus was based on the percent of the goal achieved, with additional incentives if operations surpassed the quarterly profitability goal by 10% or more. This profitability component was designed to provide significant incentives for the Senior Vice President, International Operations and Vice President, North American Sales Division to monitor profitability, as well as revenue. Mr. Reardon received profit bonuses in the second, third and fourth quarters in fiscal 1999 totaling an aggregate of $58,988. Mr. Donoghue received a profit bonus in the second quarter in fiscal 1999 of $10,472. In addition, the Vice President, Services Division was also under a compensation plan that provided for payment of incentive compensation based on profitability. Under this plan, performance targets were set to measure the overall profitability margin achieved on services engagements. Quarterly bonuses were paid based on achievement of at least 80% of the margin targets. Under this plan, Mr. Brewer was paid quarterly margin bonuses in the first and second quarter, aggregating approximately $9,570.

     Discretionary Bonuses. Mr. Brewer, Vice President, Services Division, received a discretionary bonus in the second fiscal quarter totaling $5,000, prior to the time he became an executive officer. No executive officers received discretionary bonuses during the year.

LONG TERM EQUITY INCENTIVES

     Long-term incentive compensation, in the form of stock options or restricted stock, vesting over a period of years, allows the executive officers to share in any appreciation in value of the Company's Common Stock and directly aligns the officers' interests with those of its stockholders. This strategy encourages creation of stockholder value over the long term because the full benefit of the compensation cannot be realized unless stock price appreciation occurs over several years. The Compensation Committee awarded options to executive officers several times during the past fiscal year, believing that equity compensation was particularly important during the reorganization and transition the Company was experiencing to drive the new strategy and retain key management personnel. In granting these options, the Committee considered existing levels of stock ownership, previous grants of stock options, job responsibilities and individual performance. During fiscal 1999, new option grants representing 445,332 shares were awarded to seven executive officers. Replacement options representing 160,001 shares were granted under the Company's stock option replacement program described below, and corresponding options representing 220,000 shares were canceled pursuant to that program. Options representing approximately 298,716 shares were cancelled in connection with the departure of four executive officers. See "Executive Compensation -- Option Grants in Last Fiscal Year" and "Stock Option Replacement."

STOCK OPTION REPLACEMENT

     At a meeting of the Board of Directors held December 4, 1998, the Board reviewed the continued decline of the Company's stock price during calendar year 1998, and it considered the general morale of its employees and the need to retain key personnel, particularly in light of the reduction in force implemented by the Company in October 1998. The Board approved a plan to replace all outstanding options under the 1994 Equity Incentive Plan with an exercise price of $10.00 or more and all outstanding options under the 1997 Equity Incentive Plan with an exercise price of $10.00 or more but less than $30.00. Under this replacement program, the employees could elect to continue to hold the existing options or to have those options replaced with new options granted under the 1997 Equity Incentive Plan. The replacement options were designed to grant two shares of Common Stock for every three shares subject to the replaced option, at an exercise price of $6.75 per share, with a three year vesting schedule commencing on the date of the new grant. Certain employees held options received pursuant to an option replacement program adopted by the Company on May 5, 1998 (the "1998 Replacement Program") which was described in the Company's Proxy Statement dated October 18, 1998. Under the replacement program approved on December 4, 1998, the holder of an option that had been issued under the 1998 Replacement Program could elect to have that option replaced with a new grant for the same number of shares at the lower price with a new vesting period commencing on December 4, 1998.

     Except for the option replacement program described above and the options which were replaced under the 1998 Replacement Program, the Company has not repriced stock options in the past 10 years. The following table sets forth information with respect to the repricing of stock options held by any executive officer of the Company during the last 10 years.

                         10-YEAR OPTION/SAR REPRICINGS

                                          NUMBER OF        MARKET
                                          SECURITIES      PRICE OF       EXERCISE                 LENGTH OF ORIGINAL
                                          UNDERLYING      STOCK AT       PRICE AT                    OPTION TERM
                                         OPTIONS/SARS     TIME OF         TIME OF        NEW      REMAINING AT DATE
                                         REPRICED OR    REPRICING OR   REPRICING OR    EXERCISE    OF REPRICING OR
NAME AND POSITION               DATE       AMENDED       AMENDMENT       AMENDMENT      PRICE         AMENDMENT
-----------------              -------   ------------   ------------   -------------   --------   ------------------
Colin J. Reardon.............  12-4-98      40,000         $ 6.75         $17.00        $ 6.75    3 Years,  7 Months
  Senior Vice President,
  International Operations
Kevin J. Donoghue(1).........   5-5-98      10,000         $16.00         $49.00        $16.00    5 Years,  5 Months
  Vice President, North        12-4-98       7,000         $ 6.75         $13.63        $ 6.75    9 Years,  6 Months
  American Sales Division      12-4-98       6,667         $ 6.75         $16.00        $ 6.75    9 Years,  5 Months
                               12-4-98      10,000         $ 6.75         $42.25        $ 6.75    3 Years, 11 Months
Mark R. Schonau..............  12-4-98     123,000         $ 6.75         $15.88        $ 6.75    3 Years,  7 Months
  Senior VP, Finance and
  Administration, Chief
  Financial Officer and
  Treasurer
David M. Lee(2)..............   5-5-98      50,000         $16.00         $49.00        $16.00    5 Years,  5 Months
  Vice President,              12-4-98      33,333         $ 6.75         $16.00        $ 6.76    9 Years,  5 Months
  Products Division
Jean-Luc G. Valente(3).......   5-5-98      10,000         $16.00         $49.00        $16.00    5 Years,  5 Months
  Former Senior Vice
  President, Marketing
Abbott H. Ezrilov(2).........   5-5-98      15,000         $16.00         $49.00        $16.00    5 Years,  5 Months
  Former Vice President,
  Channel Sales and
  Vendor Relationships

---------------
(1) Mr. Donoghue was elected Vice President, North American Sales Division in August 1998.

(2) Messrs. Ezrilov and Lee were elected executive officers of the Company in April 1998. Mr. Ezrilov resigned from the Company on November 2, 1998.

(3) Mr. Valente resigned from his employment with the Company effective September 30, 1998.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     The compensation for the Company's Chief Executive Officer, Steven D. Whiteman, was determined based on the same policies and criteria as the compensation of the other executive officers, as discussed above. During fiscal 1999, Mr. Whiteman's compensation included a base salary, cash bonuses and stock options. Mr. Whiteman's salary for fiscal 1999 was set at $230,000, an increase of $10,000, or 4.5% from the prior fiscal year. This increase was due to the Compensation Committee's subjective evaluation of Mr. Whiteman's performance in fiscal 1998. A significant portion of Mr. Whiteman's total compensation plan for fiscal 1999 was in the form of cash bonuses under the Bonus Plan, which tied his compensation to the achievement of financial performance objectives; specifically, budgeted "Net Income" goals. For fiscal 1999, the Compensation Committee increased the portion of variable compensation that was based on the performance of the Company from approximately 33% in fiscal 1998 to over 50% of Mr. Whiteman's total target compensation at 100% performance by the Company of the Net Income goals set in the Bonus Plan. Because the Company did not achieve the financial objectives set, Mr. Whiteman's performance bonuses under the Bonus Plan during fiscal 1999 totaled $24,000, which was a decrease of $24,595, or approximately 51%, from fiscal 1998 and a decrease of $157,980, or approximately 87%, from fiscal 1997. Mr. Whiteman's performance bonuses under the Bonus Plan during fiscal 1999 accounted for approximately 9.4% of his total cash compensation. The Compensation Committee believes that this mix of compensation properly rewards and provides incentives to Mr. Whiteman for his overall responsibility for the performance of the Company.

TAX CONSIDERATIONS

     In August 1993, as part of the Omnibus Budget Reconciliation act of 1993,
Section 162(m) of the Internal Revenue Code was enacted, which provides for an annual one million dollar limitation on the deduction that an employer may claim for compensation of certain executives. While no one executive officer will approach the one million dollar limitation in cash compensation, it is possible that one or more executive officers will in the future have taxable compensation in excess of one million dollars as a result of the exercise and sale of Viasoft Common Stock received from stock options.

     Section 162(m) of the Code provides certain exceptions to the one million dollar deduction limitation, and it has been the policy of the Compensation Committee to review the possible exceptions and exemptions and to implement them when needed, to the extent feasible and in the best interests of the Company. Consequently, the Compensation Committee recommended and the Company included certain provisions in the 1997 Equity Incentive Plan that exempts stock options and other grants of equity compensation under the 1997 Plan from the one million dollar limitation. Certain previously granted stock options of the Company are not exempt from the one million dollar limitation.

     This report is submitted by the members of the Compensation Committee:

J. David Parrish           John J. Barry III, Chairman           Arthur C. Patterson

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     In accordance with Section 16(a) of the Securities Exchange Act of 1934 and the regulations of the Securities and Exchange Commission, the Company's directors, executive officers and certain other 10% stockholders are required to file reports of ownership and changes in ownership with the Commission and The Nasdaq Stock Market and to furnish the Company with copies of all such reports they file.

     Based solely on its review of the copies of such forms furnished to the Company and written representations from certain reporting persons, the Company believes that during fiscal 1999 all filings required under Section 16(a) applicable to its directors, executive officers and 10% stockholders were satisfied.

                        COMPANY STOCK PERFORMANCE GRAPH

     The Company Stock Performance Graph below compares the cumulative total stockholder return on the Common Stock of the Company, on a quarterly basis, from March 1, 1995 (the date of its initial public offering) to June 30, 1999 (the last day of the Company's most recent fiscal year), with the cumulative total return on The Nasdaq Stock Market for United States companies ("Nasdaq Stock Market Index") and the Nasdaq Computer and Data Processing Stocks ("Nasdaq Computer Index") over the same period. This graph assumes a $100 investment at March 1, 1995 in the Company's Common Stock and in each of the indexes and reinvestment of all dividends, if any.

     The graph displayed below is presented in accordance with Commission requirements. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. This graph is not intended to reflect the Company's forecast of future financial performance.
[Viasoft-Company Stock Performance Graph]

                                                         VIASOFT                    NASDAQ US                NASDAQ COMP&DP
                                                         -------                    ---------                --------------
'3/1/95'                                                  100.00                     100.00                      100.00
'6/30/95'                                                 164.06                     118.07                      126.19
'6/28/96'                                                 807.81                     151.59                      167.60
'6/30/97'                                                1268.75                     184.36                      211.58
'6/30/98'                                                 404.69                     242.74                      319.62
'6/30/99'                                                  87.50                     347.19                      487.61

                                                                         ANNEX B

BROADVIEW

                                                                   JULY 14, 1999

                                                                    CONFIDENTIAL

Board of Directors
Viasoft, Inc.
3033 N. 44th St.
Phoenix, AZ 85018-7296

Dear Members of the Board:

     We understand that Viasoft, Inc. ("Viasoft" or the "Company"), Compuware Corporation ("Compuware" or the "Parent"), and CV Acquisition, Inc., a wholly owned subsidiary of Compuware (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Parent will cause Merger Sub to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of Viasoft ("Viasoft Common Stock"), at a price per share of not less than $9.00 in cash (the "Offer Price"), and subsequently merge with and into Viasoft (the "Merger"). Pursuant to the Merger, each issued and outstanding Share of Viasoft not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Offer Price. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

     You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Viasoft shareholders.

     Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Viasoft's Board of Directors and will receive a fee from Viasoft upon the successful conclusion of the Transaction.

     In rendering our opinion, we have, among other things:

        1.) reviewed the terms of the Agreement dated July 14, 1999 furnished to us by Viasoft management on July 14, 1999 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

        2.) reviewed Viasoft annual report on Form 10-K for its fiscal year ended June 30, 1998, including the audited financial statements included therein, and Viasoft's quarterly report on Form 10-Q for the period ended March 31, 1999, including the unaudited financial statements included therein;

        3.) reviewed certain internal financial and operating information relating to Viasoft, including preliminary results for its fiscal quarter ending June 30, 1999 and certain quarterly projections through June 30, 2000, prepared by and furnished to us by Viasoft management;

        4.) participated in discussions with Viasoft management concerning the operations, business strategy, current financial performance and prospects for Viasoft;

        5.) discussed with Viasoft management its view of the strategic rationale for the Merger;

        6.) reviewed the recent reported closing prices and trading activity for Viasoft Common Stock;

        7.) compared certain aspects of the financial performance of Viasoft with public companies we deemed comparable;

        8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

        9.)  reviewed recent equity research analyst reports covering Viasoft;

        10.) assisted in negotiations and discussions related to the Transaction among Viasoft, Compuware and their respective financial and legal advisors; and

        11.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Viasoft. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Viasoft as to the future performance of Viasoft. We have neither made nor obtained an independent appraisal or valuation of any of Viasoft assets.

     Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Viasoft shareholders.

     For purposes of this opinion, we have assumed that Viasoft is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Viasoft in connection with its consideration of the Transaction and does not constitute a recommendation to any Viasoft shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to, and the inclusion of, this opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and Proxy Statement to be distributed to Viasoft shareholders in connection with the Transaction.

                                          Sincerely,

                                          /s/BROADVIEW INTERNATIONAL

                                            Broadview International LLC

                         VIASOFT, INC. FAIRNESS OPINION

                             SUMMARY EXPLANATION OF
                             VALUATION METHODOLOGY

     The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview Int'l LLC ("Broadview") in valuing Viasoft, Inc. ("Viasoft" or the "Company") in conjunction with rendering its fairness opinion regarding the transaction with Compuware Corporation ("Compuware"). Broadview employed analyses based on: (1) public company comparables, (2) transaction comparables, (3) transaction premiums paid; and (4) stock price performance to determine the fairness of the Transaction.

     PUBLIC COMPANY COMPARABLES ANALYSIS -- Ratios of a Company's Common Stock Share Price and Equity Market Capitalization ("EMC"), adjusted for cash and debt when appropriate, to selected historical and projected operating metrics indicate the value public equity markets place on companies in a particular market segment. Several companies are comparable to Viasoft based on revenue growth, revenue size, products offered, business model and management structure. Broadview reviewed eight public company comparables in the analysis, design and modeling, development management, application construction and data management market segments with Trailing Twelve Month ("TTM") revenue between $35 million and $500 million, and TTM Revenue Growth less than 30%, from a financial point of view including each company's: TTM Revenue; TTM Revenue Growth; TTM Earnings Before Interest and Taxes ("TTM EBIT") Margin, Projected 6/30/2000 ("Projected 2000") Revenue; Projected 6/30/00 Revenue Growth; Net Cash; Equity Market Capitalization; Total Market Capitalization ("TMC" defined as Equity Market Capitalization plus debt minus cash)/TTM Revenue ("TTM TMC/R") ratio; TMC/TTM EBIT ("TTM TMC/EBIT") ratio; Price/TTM EPS ("TTM P/E") ratio; TMC/Projected 6/30/2000 Revenue ratio ("Projected 2000 TMC/R"); and Price/Projected 6/30/2000 EPS ratio ("Projected 6/30/2000 P/E"). The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded Information Technology ("IT"), Communications and Media companies maintained by Broadview and broken down by industry segment.

     In order of descending TTM TMC/R, the public company comparables consist of:

        1) Forte Software, Inc.;
        2) Progress Software Corp.;
        3) MERANT plc;
        4) Object Design, Inc.;
        5) Saga Systems, Inc.;
        6) Rogue Wave Software, Inc.;
        7) Inprise Corp.; and
        8) Centura Software Corp.

     These comparables exhibit the following medians and ranges for revenue growth:

                                                   MEDIAN          RANGE OF
                                                 GROWTH RATE     GROWTH RATES
                                                 -----------    --------------
TTM Revenue Growth.............................    15.9  %      (7.0)% -- 27.3%
Projected 6/30/2000 Revenue Growth.............    15.4  %      (2.2)% -- 25.8%

     Because of the significant difference between Viasoft management's financial projections and the financial projections of external research analysts, Broadview incorporated both sets of projections in its analysis.

     Viasoft's TTM revenue growth was 4.4%. Viasoft management's projection for 6/30/2000 revenue growth is 8.3%. The median of external research analyst projections for Viasoft's 6/30/2000 revenue growth is (4.8)%.

     These comparables exhibit the following medians and ranges for the applicable multiples:

                                                     MEDIAN
                                                    MULTIPLE    RANGE OF MULTIPLES
                                                    --------    ------------------
TTM TMC/R.........................................   1.36x      0.45x --  2.74x
TTM TMC/EBIT......................................  10.93x      7.41x -- 43.27x
TTM P/E...........................................  22.03x      14.67x -- 44.92x
Projected 2000 TMC/R..............................   1.31x      0.72x --  1.41x
Projected 2000 P/E................................  17.63x      11.21x -- 41.03x

     These comparables imply the following medians and ranges for per share value:

                                                           IMPLIED          RANGE OF
                                                         MEDIAN VALUE    IMPLIED VALUES
                                                         ------------    --------------
TTM TMC/R..............................................     $12.80       $7.24 -- $21.18
TTM TMC/EBIT...........................................     $ 6.94       $6.15 -- $14.18
TTM P/E................................................     $ 6.29       $4.19 -- $12.82
Projected 2000 TMC/R...................................     $12.43       $8.88 -- $13.04
(Management Projections)
Projected 2000 TMC/R...................................     $11.47       $8.35 -- $12.00
(Analyst Projections)
Projected 2000 P/E.....................................     $ 6.26       $3.98 -- $14.56
(Management Projections)
Projected 2000 P/E.....................................     $ 3.41       $2.17 -- $ 7.93
(Analyst Projections)

     TRANSACTION COMPARABLES ANALYSIS -- Ratios of Equity Purchase Price, adjusted for the seller's cash and debt when appropriate, to selected historical operating metrics indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. A handful of companies involved in recent transactions are comparable to Viasoft based on products offered and business model. Broadview reviewed ten comparable merger and acquisition ("M&A") transactions from January 1, 1997 through July 14, 1999 involving sellers in the analysis, design and modeling, development management, application construction, and data management market segments, with TTM revenue between $35 million and $500 million, from a financial point of view including each transaction's: Adjusted Price (Equity Price plus debt minus cash); Seller TTM Revenue; and Adjusted Price/TTM Revenue ("P/R") ratio. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending P/R multiple, the transactions used are the acquisition of:

         1) Pure Atria Corp. by Rational Software Corp.;
         2) Logic Works, Inc. by Platinum technology, inc.;
         3) Intersolv, Inc. by Micro Focus Group plc;
         4) Confidential by Confidential;
         5) Synon Corp. by Sterling Software, Inc.;
         6) Prism Solutions, Inc. by Ardent Software, Inc.;
         7) SEER Technologies, Inc. by Level 8 Systems, Inc.;
         8) Texas Instruments, Inc. (Texas Instruments Software Division) by Sterling Software, Inc.;
         9) Red Brick Systems, Inc. by Informix Corp.; and
        10) Cayenne Software, Inc. by Sterling Software, Inc.

     These comparables exhibit the following median and range for the applicable multiple:

                                       MEDIAN MULTIPLE    RANGE OF MULTIPLES
                                       ---------------    ------------------
P/R..................................       0.87x           0.22x -- 6.12x

     These comparables imply the following median and range for per share value:

                                        MEDIAN IMPLIED       RANGE OF
                                            VALUE         IMPLIED VALUES
                                        --------------    --------------
P/R...................................      $9.81         $5.84 -- $41.82

     TRANSACTION PREMIUMS PAID ANALYSIS -- Premiums paid above the seller's EMC indicate the additional value, when compared to public shareholders, strategic and financial acquirers are willing to pay for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's last reported closing price (on the appropriate exchange) prior to announcement. The seller's equity market capitalization one trading day prior to announcement is calculated using the seller's last reported closing price (on the appropriate exchange) prior to announcement. The seller's equity market capitalization twenty trading days prior to announcement is calculated using the seller's closing price (on the appropriate exchange) on the first day of that period which: (1) consists of twenty consecutive days during which the appropriate exchange conducts trading activity, and (2) ends on the day of the last reported closing price prior to announcement. Broadview reviewed 53 comparable M&A transactions involving North American software vendors from January 1, 1997 to July 14, 1999 with equity consideration between $50 million and $250 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending premium paid to seller's equity market capitalization 20 trading days prior to the date of announcement, the software transactions used were the acquisition of:

         1) FullTime Software, Inc. by Legato Systems, Inc.;
         2) Marcam Solutions, Inc., by Invensys plc (pending);
         3) Sulcus Hospitality Technologies Corp. by Eltrax Systems, Inc.;
         4) Consilium, Inc. by Applied Materials, Inc.;
         5) Concentra Corp. by Oracle Corp.;
         6) Cybermedia, Inc. by Network Associates, Inc.;
         7) Interlink Computer Sciences by Sterling Software, Inc.;
         8) Oshap Technologies Ltd. by SunGard Data Systems, Inc.;
         9) TeleBackup Systems, Inc. by VERITAS Software Corp.;
        10) National Health Enhancement Systems, Inc. by HBO & Company;
        11) Visigenic Software, Inc. by Borland International, Inc.;
        12) US Servis, Inc. by HBO & Company;
        13) C*ATS Software, Inc. by Misys plc;
        14) Technology Modeling Associates, Inc. by Avant! Corp.;
        15) Interactive Group by DataWorks Corp.;
        16) OrCAD, Inc. by Cadence Design Systems, Inc.;
        17) FDP Corp. by SunGard Data Systems, Inc.;
        18) Logic Works, Inc. by PLATINUM technology, inc.;
        19) Accugraph Corp. by Architel Systems Corp.;
        20) Award Software International, Inc. by Phoenix Technologies Ltd.;
        21) Software Artistry, Inc. by IBM Corp.;
        22) Kurzweil Applied Intelligence, Inc. by Lernout & Hauspie Speech Products NV;
        23) Ultradata Corp by CFI Proservices, Inc. (pending);
        24) Walsh International, Inc. by Cognizant Corp.;
        25) The ForeFront Group by CBT Group plc.;
        26) Amisys Managed Care Systems, Inc. by HBO & Company;
        27) Globalink, Inc. by Lernout and Hauspie Speech Products NV;
        28) Maxis, Inc. by Electronic Arts, Inc.;
        29) Learmonth & Burchett Management Systems, Inc. by PLATINUM technology, inc.;
        30) Oacis Healthcare Holdings Corp. by Science Applications International Corp.;
        31) Equitrac Corporation by Investor Group (pending);
        32) PC DOCS Group International Inc. by Hummingbird Communications Ltd. (pending);

        33) Prism Solutions, Inc. by Ardent Software, Inc.;
        34) Medicus Systems Corp. by Quadramed Corp.;
        35) Mosaix, Inc. by Lucent Technologies, Inc. (pending);
        36) PHAMIS, Inc. by IDX Systems Corp.;
        37) IQ Software Corp. by Information Advantage Software, Inc.;
        38) Voice Control Systems, Inc. by Philips Electronics NV;
        39) State Of The Art, Inc. by Sage Group plc;
        40) Quaterdeck Corp. by Symantec Corp.;
        41) Innovative Technologies Systems, Inc. by Peregrine Systems, Inc.;
        42) Interlinq Software Corp. by W.R. Hambrecht & Co.;
        43) Andyne Computing Ltd. by Hummingbird Communications Ltd.;
        44) Unison Software, Inc. by IBM Corp.;
        45) Premenos Corp. by Harbinger Corp;
        46) DataWorks Corp. by Platinum Software Corp.;
        47) Simulation Sciences, Inc. by Siebe plc;
        48) Enterprise Systems, Inc. by HBO & Company;
        49) XcelleNet, Inc. by Sterling Commerce, Inc.;
        50) Red Brick Systems, Inc. by Informix Corp.;
        51) Fractal Design Corp. by MetaTools, Inc.;
        52) Orcad, Inc. by Summit Design; and
        53) FTP Software, Inc. by NetManage, Inc.

     These comparables exhibit the following medians and ranges for the applicable premiums (discounts):

                                                   MEDIAN
                                                  MULTIPLE    RANGE OF MULTIPLES
                                                  --------    ------------------
Premium Paid to Seller's EMC 20 Trading Days
  Prior to Announcement.........................    40.0%     (26.5%) -- 326.7%
Premium Paid to Seller's EMC 1 Trading Day Prior
  to Announcement...............................    25.5%     (31.7%) -- 186.7%

     These comparables imply the following medians and ranges for per share value:

                                                    MEDIAN           RANGE OF
                                                 IMPLIED VALUE    IMPLIED VALUES
                                                 -------------    --------------
Premium Paid to Seller's per Share Value
  20 Trading Days Prior to Announcement........      $5.60        $2.94 -- $17.07

Premium Paid to Seller's per Share Value
  1 Trading Day Prior to Announcement..........      $7.96        $4.33 -- $18.19

     VIASOFT STOCK PERFORMANCE ANALYSIS -- For comparative purposes, Broadview examined the following:

        1) Viasoft Common Stock weekly historical volume and trading prices from 7/10/98 through 7/9/99; and

        2) Daily relative closing prices for an index of the public company comparables vs. Viasoft and the S&P 500 from 7/10/98 through 7/9/99.

     CONSIDERATION OF THE DISCOUNTED CASH FLOW VALUATION METHODOLOGY -- While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. For company a such as Viasoft, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing Viasoft.

     SUMMARY OF VALUATION ANALYSES -- Taken together, the information and analyses employed by Broadview lead to Broadview's overall opinion that the Offer Price is fair from a financial point of view, to Viasoft shareholders.

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
Exhibit 1    Letter to Shareholders of Viasoft, Inc. dated July 22,
             1999.*
Exhibit 2    Text of Joint Press Release issued by Compuware and the
             Company on July 15, 1999.
Exhibit 3    Opinion of Broadview International LLC (included as Annex B to the Schedule 14D-9).*
Exhibit 4    Agreement and Plan of Merger dated as of July 14, 1999,
             among Viasoft, Inc., Compuware Corporation and CV
             Acquisition, Inc.
Exhibit 5    Shareholder Tender and Voting Agreement dated as of July 14,
             1999, among CV Acquisition, Inc. and certain shareholders
             and option holders of Viasoft, Inc.
Exhibit 6    Viasoft, Inc. Change in Control Separation Plan dated July
             14, 1999.
Exhibit 7    Portions of the Company's definitive Proxy Statement dated
             October 15, 1998.
Exhibit 8    Confidentiality Agreement between Compuware and Viasoft,
             Inc. dated as of June 2, 1999.
Exhibit 9    Amendment to Rights Agreement Between Viasoft, Inc. and
             Harris Trust and Savings Bank, as Rights Agent dated as of
             July 14, 1999.
ANNEX A      Information Statement
ANNEX B      Opinion Of Broadview International LLC

---------------
* Included with Schedule 14D-9 mailed to shareholders.